UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of:  July and August 2004

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___________________

NEWS RELEASE

Abbott Laboratories Recognizes Cryopak Quality

VANCOUVER, B.C. - July 27, 2004 - Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today announced that they have been awarded a 2003 Outstanding Quality Award from Abbott Laboratories. Abbott Laboratories is one of the world’s largest health care companies, employing more than 55,000 people and marketing products in more than 130 countries.

Cryopak was given this award for consistently providing high quality material to Abbott’s Pharmaceutical Products Division. Eligibility for this award requires a 99% lot conformance rating for Non-Conforming Material Reports; a standard met by only 10% of Abbott’s suppliers.

“Our pharmaceutical business has become an important source of revenue for us. The award is significant because consistently providing high quality products and services to global leaders like Abbott is integral to growing this segment,” said Martin Carsky, President and CEO, “and our pharmaceutical business offers us great opportunities for revenue growth over the long-term.”

Some of Cryopak’s other pharmaceutical customers include Wyeth Pharmaceuticals, Fort

Dodge Animal Health, and Aventis Pasteur.

About Abbott

Abbott Laboratories is a global, broad–based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs more than 55,000 people and markets its products in more than 130 countries.

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperaturecontrolling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.

Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone: 604.628.5800

Toll Free: 1.866.684.4209

Email: ir@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forwardlooking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

NEWS RELEASE

Cryopak Announces First Quarter 2005 Results

VANCOUVER, B.C. – August 11, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today reported its results for the first quarter ended June 30, 2004.

Operating Results

Net income for the quarter ended June 30, 2004 was $40,000 as compared to a net loss of $685,000 for the quarter ended June 30, 2003. “Our focus has been and continues to be, on operating our business in a cash flow positive environment, and we are pleased to report our third consecutive quarter of improving results and our second consecutive cash flow positive quarter,” stated Mr. Carsky, President and CEO of Cryopak.

Gross profit for the three months as a percentage of sales was 37%, as compared to 36% during the prior period. Although the sales volume was lower, the gross margin percentage increased due to more efficient management of labour costs and the ability to leverage operating synergies between the company’s two operating facilities.

Sales and marketing expenses for the quarter were reduced to $0.8 million as compared to $1.1 million for the quarter ended June 30, 2003. Sales and marketing expenses for the current quarter also included a $200,000 charge for the departure of one of the former Ice-Pak principals as well as costs related to testing of new package concepts for a potential new pharmaceutical customer.

General and administrative costs for the quarter were reduced to $0.6 million as compared to $1.0 million for the quarter ended June 30, 2003.

“With the right team and appropriate operating cost structure now in place, we are aggressively pursuing growth in each of our segments, with particularl emphasis on growing our pharmaceutical package business. And to grow that business over the long-term we will need to make calculated investments in testing existing package configurations from time to time,” added Mr. Carsky.

Convertible Loan Agreement

On October 31, 2003, Cryopak announced that it had commenced an offer to the holders of the $3.6 million Convertible Loan Agreement (“CLA”) which matured June 7, 2003 to amend and restate the CLA, and that an agreement had been reached with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer was also made to the remaining holders with an interest in the CLA on the same terms. That offer was not accepted by a sufficient number of the remaining holders and consequently, the company decided to withdraw its offer with the result that the CLA remains outstanding. The company is now in discussions with representatives for the CLA holders and has proposed several alternatives to resolve the situation. Those parties are currently assessing those alternatives.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	June 30, 2004	March 31, 2004
	(Unaudited)
Assets

Current Assets:
Short-term investments	$ -	$ -
Accounts receivable	3,450,243	2,833,627
Advances to related company	26,310	48,371
Inventory	1,782,907	1,762,476
Prepaid expenses	258,439	163,566
	5,517,899	4,808,040

Property, plant and equipment	1,310,378	1,490,577

Long-term deposits	112,285	112,285

Intangibles and other assets	1,032,343	1,113,949

Goodwill	6,453,268	6,453,268

	$ 14,426,172	$ 13,978,119

Liabilities and Shareholders’ Equity

Current liabilities
Bank indebtedness	$ 2,718,633	$ 1,870,959
Accounts payable and accrued liabilities	2,892,031	3,182,632
Deferred revenues	152,261	105,448
Current portion of notes payable to related parties	333,333	500,000
Current portion of obligations under capital lease	219,663	261,789
Convertible loan	3,637,500	3,637,500
	9,953,421	9,558,328

Note payable to related parties	333,333	333,333
Obligations under capital lease	293,378	318,862
	10,580,132	10,210,523

Shareholders’ equity:
Share capital	9,393,383	9,393,383
Convertible loan	373,735	373,735
Warrants	225,610	225,610
Share purchase loan	(394,000)	(394,000)
Contributed surplus	698,444	661,896
Deficit	(6,451,133)	(6,493,028)
	3,846,040	3,767,596

	$ 14,426,172	$ 13,978,119

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

	2004	2003

Sales	$ 5,022,574	$ 6,155,495

Cost of Sales	3,173,883	3,987,297

Gross Profit	1,848,691	2,167,898

Expenses:
Sales and marketing	778,071	1,070,908
Administration	598,991	965,735
Amortization	286,083	257,190
Interest on bank operating line	44,568	56,139
	1,707,713	2,349,972

Earnings (loss) from operations	140,978	(182,074)

Other earnings (expenses):
Other income/(expenses)	18,486	(317,441)
Interest on long-term debt and financing costs	(117,569)	(185,053)

Net income/(loss) for the period	41,896	(684,568)

(Deficit), beginning of period	(6,496,028)	(3,375,131)

(Deficit), end of period	(6,451,133)	(4,059,699)

Earnings/(loss) per common share:
Basic	$ 0.00	$ (0.02)
Diluted	$ 0.00	$ (0.02)

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

	2004	2003

Cash provided by (used) in:

Operations	$41,896	$(684,568)
Net loss for the period
Items not involving cash:
Amortization	286,083	257,190
Accretion of convertible loan	-	27,320
Stock-based compensation	36,548	60,812
Write-off deferred financing	-	67,127
Loss on disposal of property, Plant and equipment	-	4,926
Share issue settlement	-	-
Changes in non-cash operating working capital:
Accounts receivable	(616,616)	136,536
Advances to related company	22,061	12,876
Prepaid expenses	(94,873)	(27,407)
Inventory	(20,431)	812,713
Deferred revenues	37,239	10,716
Accounts payable and accrued liabilities	(290,601)	(298,922)
	(598,695)	379,319

Investments:
Acquisition of property, plant and equipment	(24,276)	(33,147)
Acquisition of subsidiaries	-	-
Term deposits – restricted	-	-
	(24,276)	(33,147)

Financing:
Change in bank indebtedness	847,674	(289,493)
Issuance of shares for cash	-	-
Issuance/(Repayment) of notes payable	(157,093)	-
Share issue costs	-	-
Repayment of capital lease obligations	(67,610)	(56,679)
Repayment of term loan	-	-
	622,971	(346,172)

Increase (decrease) in cash and cash equivalents	-	-

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$ -	$ -

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes. Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

info@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

NEWS RELEASE

Cryopak Schedules Annual Shareholder’s Meeting

VANCOUVER, B.C. – August 13, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) will hold its Annual and Special Meeting of Shareholders on September 23, 2004.  The purpose of the meeting is to elect directors and appoint auditors.  In addition, the Company is proposing that special resolutions be passed by its shareholders in connection with the transition by the Company to the new Business Corporations Act (British Columbia).  These special resolutions include altering the Company’s authorized share structure and adopting new articles in order to take advantage of provisions of the new Act.

The Company is also proposing that a special resolution be passed to effect a share consolidation and subsequent share split.  The consolidation and split will effectively result in a 1 for 6 stock consolidation and holders of less than 6,000 common shares will cease to hold common shares and will be entitled to receive cash consideration for such shares.  The intent of the special resolution is to permit shareholders of the Company who hold a small number of shares to realize on their investment without incurring brokerage costs, which will result in a significant reduction in compliance, administrative and shareholder servicing costs for the Company.  The proposed consolidation and split is subject to regulatory and other approvals.

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes. Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

info@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CRYOPAK INDUSTRIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders of CRYOPAK INDUSTRIES INC. (the “Company”) will be held in the Main Boardroom at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, on Thursday, September 23, 2004 at 4:00 p.m. (Vancouver time) for the following purposes:

1.

To receive and consider the audited financial statements of the Company for the financial year ended March 31, 2004 together with the Auditors’ report thereon.

2.

To appoint Auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the Auditors.

3.

To fix the number of directors for the ensuing year at five (5) and to elect directors for the ensuing year.

4.

To consider, and if thought fit, to pass a special resolution to approve the consolidation of the outstanding Common Shares of the Company (the “Old Shares”) on the basis of 6,000 Old Shares being consolidated into one common share of the Company (the “Consolidated Shares”), to redeem or arrange the sale of any fractional shares resulting therefrom held by any shareholder holding less than one Consolidated Share, and the subsequent subdivision of the Consolidated Shares of the Company on the basis of 1,000 new Common Shares for each one Consolidated Share.

5.

To consider, and if thought fit, to pass a special resolution to remove the application of the Pre-existing Company Provisions under the new Business Corporations Act (British Columbia).

6.

To consider, and if thought fit, pass a special resolution to eliminate the maximum number of Common Shares and Class A Preference Shares that the Company is authorized to issue.

7.

To consider, and if thought fit, pass a special resolution to approve the deletion and cancellation of the existing Articles of the Company and the adoption of new Articles including the special rights and restrictions attached to the shares of the Company.

8.

To transact such other business as may properly come before the meeting.

Further information regarding the matters to be considered at the Meeting is described in the accompanying Information Circular.

Shareholders are encouraged to date, sign and return the enclosed form of proxy, whether you are able to attend the Meeting or not.  To be effective, proxies must be deposited with the Company’s transfer agent, CIBC Mellon Trust Company, The Oceanic Plaza, P.O. Box 1900, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 (facsimile:  604-688-4301) at least 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof.  If you have received these materials through your broker, bank or other intermediary please follow the instructions given to you by your broker, bank or other intermediary with respect to voting at the Meeting.

DATED at Vancouver, British Columbia as of this 16th day of August, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) “Martin Carsky”

Martin Carsky
Chief Executive Officer

CRYOPAK INDUSTRIES INC.

INFORMATION CIRCULAR

Unless otherwise stated, the information in this Information Circular is given as of August 16, 2004.

(a)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cryopak Industries Inc. (the “Company”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers and employees of the Company.  The Company may also pay brokers or other persons holding Common Shares of the Company (“Common Shares” or “Shares”) in their names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial owners or obtaining proxies or voting instructions.  The cost of solicitation will be borne by the Company.

(b)

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

(i)

Presentation of Financial Statements

At the Meeting, management of the Company will present the audited annual financial statements of the Company for the financial year ended March 31, 2004, copies of which have previously been delivered to the shareholders of the Company and will be available at the Meeting.

(ii)

Fixing the Number of and Electing the Directors

Under the Articles of the Company, the number of directors of the Company must be not less than three (3) and not more than fifteen (15).  The number of directors to be elected at the Meeting is to be determined by an ordinary resolution of shareholders, being a resolution approved by a simple majority of the votes cast by the shareholders present in person or by proxy at the Meeting.  It is proposed to fix the number of directors to be elected at the Meeting at five (5).  Unless otherwise instructed, the persons named as proxyholders in the enclosed form of proxy intend to vote the Common Shares represented by such proxy in favour of fixing the number of directors at five (5).

Each director elected at the Meeting will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he ceases to be qualified to act as a director.

Management of the Company proposes to nominate at the Meeting the persons named below for election as directors of the Company:

Name, Present Position(s) with the Company and Country of Residence	Principal Occupation (1)	Director Since	Shares Owned (2)
Martin Carsky President, CEO & Director British Columbia, Canada

President and Chief Executive Officer of the Company since January 1, 2004; Chief Financial Officer of the Company from June 9, 2003.  Previously, Vice-President Finance and Secretary Anthem Properties Ltd. from October 2002 to May 2003, prior to that a restructuring and mergers & acquisitions consultant to various mid-market companies in the greater Vancouver area.

		February 24, 2004	Nil
John McEwen (3) (4) Chairman of the Board & Director British Columbia, Canada	President of Discovery Capital Corporation.	August 22, 1995	187,895
John F. Morgan Vice-Chairman of the Board & Director British Columbia, Canada	Chief Executive Officer and President of the Company from March, 1999 to January 1, 2004.	March 19, 1999	643,500
Ross G. Morrison (3) (4)(5) Director Ontario, Canada	President of Bunn-o-Matic Corporation of Canada Ltd.	April 22, 1999	Nil
Hugh Richardson (3)(5) Director British Columbia, Canada	Vice-President of APPS West Express Inc.	February 24, 2004	15,100

(1)

The information as to residence, principal occupation, business or employment and Common Shares held, to the extent not within the knowledge of the Company, has been provided by the respective nominee.

(2)

Includes Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)

Member of the Audit Committee.

(1)

Member of the Compensation Committee.

(2)

Member of the Governance Committee.

The Company does not have an Executive Committee.

All of the above persons are ordinarily resident in Canada.

Unless otherwise instructed, the persons named as proxyholders in the enclosed form of proxy intend to vote the Common Shares represented by such proxy for the election of the directors named above.

Management of the Company is not aware that any of the above nominees will be unable or unwilling to serve, however, should management become aware of such an occurrence before the election of directors takes place at the Meeting, and if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary authority granted under such proxy will be used to vote for any substitute nominee or nominees whom management of the Company, in its discretion, may nominate.

None of our directors or executive officers or, to the knowledge of the Company, any shareholder holding a sufficient number of our Common Shares to affect materially the control of the Company, (a) is, as at the date of this Information Circular or has been, within the 10 years before the date of this Information Circular, a director or executive officer of any company that while that person was acting in that capacity or thereafter:  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) or within a year of that person ceasing to act in that capacity, became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

(i)

Appointment and Remuneration of Auditor

At the Meeting, management of the Company will propose that KPMG LLP, Chartered Accountants, be re-appointed as the auditor of the Company to hold office until the next Annual General Meeting of the Company and that the directors be authorized to fix the remuneration to be paid to the Auditors.  KPMG LLP were first appointed auditors of the Company on March 25, 2002.

Unless otherwise instructed, the persons named as proxyholders in the enclosed form of proxy intend to vote the Common Shares represented by such proxy for the appointment of KPMG LLP, Chartered Accountants as auditors of the Company for the ensuring year and to authorize the directors to fix their remuneration.

(ii)

Stock Split and Consolidation

The Company has 38,790,587 Common Shares outstanding which are held by over approximately 2,800 Shareholders.  As the Company was formed in 1981 and has undergone several reorganizations since that time, a significant number of Shareholders hold a relatively small number of Shares.  The Company estimates that as many as approximately 2,000 Shareholders (or 70% of the number of holders) hold less than 6,000 shares, but represent in the aggregate less than approximately 6.7% of the number of outstanding Shares.  Based on the current trading price, the liquidity available to those Shareholders is limited, as there are few buyers willing to purchase a small number of Shares.  The seller must also incur brokerage commissions to realize on their investment.  Notwithstanding the number of Shares held, the Company must still incur the costs of preparing, printing and mailing its financial statements and proxy materials to shareholders who are entitled to receive them.  As many of these Shareholders reside in the United States, the Company is also subject to additional legal and financial compliance costs and reporting and filing requirements associated with having to register its Shares under United States securities laws.  The Company estimates that the costs incurred to comply with these additional United States requirements and other related expenses exceeds at least $100,000 annually.  At present, the Company considers that these added costs exceed the potential benefits of having its securities so registered in the United States.

The Company has investigated ways to provide some liquidity to those Shareholders with a small investment in the Company and to reduce its ongoing compliance, printing, mailing and filing costs.  To do this the Company proposes to consolidate its outstanding Shares such that any holder having less than 6,000 Shares will be entitled to receive a cash payment for their Shares.  Following this, the Company proposes to subdivide or split its Shares so that the number of outstanding Shares, and hence the expected trading price, is more favourable or appropriate.  The Company does not anticipate that the consolidation and subsequent subdivision will have any effect on the listing and trading of its Shares on the TSX Venture Exchange.

At the Meeting, Shareholders will be asked to consider and if thought fit, to pass a special resolution to consolidate all of the issued and outstanding Common Shares of the Company (the “Old Shares”) on the basis of one new Common Share (a “Consolidated Share”) for each 6,000 Old Shares, to redeem or purchase for cancellation all of the fractional shares held by any shareholder who holds less than one Consolidated Share by payment in cash and then, at 12:01 a.m. on the immediately following day, to subdivide or split all of the Consolidated Shares of the Company on the basis of 1,000 new common shares (“New Shares”) for each whole Consolidated Share being subdivided.

Shareholders who hold fractional shares resulting from the share consolidation will be entitled, upon delivery to the Company’s transfer agent, CIBC Mellon Trust Company, of a duly executed letter of transmittal (the “Letter of Transmittal”) and such shareholder’s share certificate(s) to receive a cheque representing the value of such fractional shares, based on, at the Company’s election, their pro rata portion of the proceeds realized by the Company through the sale of such fractional interests or the prevailing trading price of the Old Shares.  Any certificates representing less than 6,000 Old Shares immediately prior to the date that such consolidation becomes effective which have not been surrendered, with all other required documentation, on or prior to the fifth anniversary of such date, will be void and of no further force or effect and will cease to represent a claim or interest of any kind or nature against the Company and all proceeds or interest previously held in connection therewith, if any, shall be forfeited to and become the property of the Company.  Upon the consolidation and subdivision being completed, the Company’s transfer agent will, as soon as practicable, allow shareholders to exchange their share certificates representing Old Shares for a certificate representing the appropriate number of New Shares.

If the share consolidation and subdivision are not approved, or if it does not become effective, any share certificates delivered to the transfer agent will be returned to the shareholder.

As a result of the consolidation and subsequent subdivision, Shareholders of the Company who hold a small number of Shares will be entitled to realize on their investment, at the prevailing market price, without incurring brokerage costs.  In addition, management expects that the Company’s compliance, administrative and shareholder servicing costs will be reduced.  Management expects that the number of remaining holders in the United States will be reduced sufficiently to allow the Company to cease being subject to registration under and the additional United States securities laws compliance reporting and filing costs.

Under the provisions of the BCBCA, for the capital of the Company to be so amended, these resolutions must be passed by a special resolution being approved by not less than three-quarters of the votes cast in respect of such resolutions by the Shareholders present in person or by proxy at the Meeting.

The text of the proposed special resolutions to approve the consolidation and subsequent subdivision are set out on Schedule “A” to this Information Circular.  Those resolutions authorize the Board to proceed to implement the consolidation and subdivision as of such date as they may determine or to revoke the resolutions and to chose not to proceed with the consolidated and subdivision if it, in its sole discretion, deems it inadvisable, without further approval of the shareholders.  The Board of Directors of the Company recommend that shareholders vote in favour of this resolution.  Unless otherwise instructed, the persons named as proxyholders in the enclosed form of proxy intend to vote in favour of these resolutions.

The consolidation and subsequent subdivision of shares is also subject to regulatory approval, including approval of the TSX Venture Exchange, who may impose additional requirements on the Company, including changing its name.  If required as a condition of regulatory approval, the resolutions set out on Schedule “A” authorize the Company to change its name to “Cryopak Inc.” or such other name including the word Cryopak, as may be acceptable to applicable regulatory authorities.  Approval of the Company’s principal banker, HSBC Bank Canada is also required.

Under the BCBCA, the Company is precluded from purchasing and redeeming the fractional shares if there are reasonable grounds for believing that the Company is insolvent or unable to pay its liabilities as they become due or the making of the payment therefore would render the Company insolvent.  In June 2003, a convertible loan in the principal amount of approximately $3.6 million came due.  The Company did not make the payment of principal and accrued interest on maturity of that loan.  The Company has been trying to reach agreement with the holders of an interest in that loan to resolve this issue, but to date no agreement has been reached.  As a result, the Company is arguably restricted in its ability to redeem or repurchase the fractional shares created on the consolidation until these issues are resolved.  For that reason, the resolution to carry out the consolidation also contemplates that the Company may, at its option, chose to aggregate the fractional interests so created, arrange a sale of the resulting whole shares to one or more third parties, and remit the proceeds of such sale to the holders whose fractional interests were aggregated and sold.  The Company does not intend to rely on this alternative unless it has made prior arrangements with a third party to purchase those shares at a price the Company considers acceptable.

(iii)

Transition of the Company

Effective March 29, 2004, the Company Act (British Columbia) was repealed and replaced with the British Columbia Business Corporations Act (the “BCBCA”).  Under the BCBCA, all pre-existing companies must reorganize their affairs so as to transition to become governed by the BCBCA or change their governing legislation by “continuing” so as to become governed by some other corporate legislation.

The Company wishes to transition under the BCBCA in order to avail itself of the provisions of that statute and in any event prior to March, 2006 in order to avoid being dissolved.

A simple transition of the Company may be carried out solely by resolution of the Board of Directors filing an initial “Notice of Articles”.  In those circumstances, the Company will continue to be subject to certain “Pre-Existing Company Provisions”, until those conditions are removed.  On a simple transition, the Articles will remain substantially the same as the existing Articles.

There are a number of differences between the BCBCA and the old Company Act (British Columbia) which include changes to make the laws governing British Columbia corporations more consistent with other Canadian and U.S. jurisdictions and to provide shareholders greater choices for effective governance structures.  To take full advantage of the BCBCA, management and the Board of Directors have reviewed the current Articles of the Company and the BCBCA to determine what changes, if any, can provide a benefit to the Company and its shareholders.  As a result of that review, management and the Board of Directors believe that it would be in the best interests of the Company to consider:

•

removing the “Pre-Existing Company Provisions” that apply to the Company that relate to restrictions contained in the Company Act and that are no longer required under the BCBCA;

•

alter its authorized capital structure to take advantage of the BCBCA; and

•

adopt a new set of articles (the “New Articles”) to replace its current articles (the “Existing Articles”)

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The information contained in the Notice of Articles is essentially the authorized share structure of the Company, the name of the Company, the address of the registered and records office of the Company and the names and addresses of the directors of the Company.  Although this deadline is not for some time, the Company cannot alter its current Articles to take advantage of many of the new provisions contained in the BCBCA or to effect many other corporate changes until it has completed the mandatory transition rollover.

As a pre-existing company under the old Company Act, the Company is subject to provisions contained in the BCBCA called the “Pre-Existing Company Provisions” or “PCPs”.  Under the BCBCA, the Company has the option of no longer being subject to these PCPs, if shareholders approve this change.  Given the Company’s status as a public company and the provisions of its proposed New Articles, there is only one provision of the PCPs that would apply to the Company following the completion of its transition under the BCBCA, namely the requirement under the old Company Act that if the Company offers to purchase any of its own Shares, it must extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer, subject to certain exceptions.  The BCBCA does not contain a similar provision.  Management believes that this requirement is largely unnecessary, as such purchases are also subject to restrictions on “issuer bids” under applicable securities laws.  Accordingly, if shareholders approve the removal of the application of the PCPs, this requirement will no longer apply to the Company.

The PCPs also maintain the requirement under the old Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed.  Under the BCBCA, if approved by Shareholders, the Company may reduce the level of approval for special resolutions to two-thirds of the votes cast at a general meeting.  Management considers the three-quarters approval threshold to be most appropriate for fundamental changes requiring approval by special resolution.  Accordingly, the proposed New Articles maintain this level of approval for special resolutions.

In order to take full advantage of BCBCA, management believes that it would be in the best interests of the Company to remove the application of the PCPs.  In order to remove the application of the PCPs, shareholders of the Company will be asked to pass a special resolution in the terms set out as Item 1 on Schedule “B” hereto.

Management is satisfied with maintaining both of the Company’s existing classes of securities, namely, its Common Shares and Class A Preference Shares.  Under the old Company Act, the Company was required to adopt a specific limit for its authorized (as opposed to actual issued) share capital.  This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allow corporations to authorize an unlimited number of shares as its authorized capital.  Under the BCBCA, the Company may, if authorized by shareholders, alter its authorized share structure to an unlimited number of shares.  The Company previously had authorized the issuance of up to 100,000,000 Common Shares and 10,000,000 Class A Preference Shares.  Management believes that removing the specific number limits for the Company’s authorized Common Share capital will be of benefit to the Company and its shareholders for the purposes of any future financing or acquisition transactions that may require the issuance of additional Common Shares.  As such, management is proposing that the Notice of Articles be amended to reflect that the Company have an unlimited number of authorized Common Shares or Series A Preference Shares.  In order to remove the limit on the Company’s authorized capital, Shareholders of the Company will be asked to pass a special resolution in the terms set out as Item 2 on Schedule “B” hereto.

The Company has also reviewed its Existing Articles to determine what changes are necessary as a result of the BCBCA, and to modernize the Company’s governing rules and provide a more effective governance structure, while maintaining as many of the existing beneficial governing provisions as possible.  As a result, many of the changes to the Existing Articles contained in the New Articles do not reflect substantive changes.  Rather, the proposed changes reflect the adoption of terminology or provisions that are mandated by the BCBCA.  A detailed list of proposed changes from the Existing Articles to the New Articles is available from the Company for any shareholder who wishes to review them.  However, set out in the attached Schedule “C” is a discussion of those changes.  Shareholders are encouraged to review certain material changes.  In order to adopt the New Articles, including all of the changes discussed in Schedule “C” to this Circular, shareholders of the Company will be asked to pass a special resolution in the terms set out as Item 3 on Schedule “B” hereto.

All of the above special resolutions must be approved by not less than three-quarters of the votes cast in respect of such resolution by shareholders present, in person or by proxy, at the Meeting.  Management of the Company recommends Shareholders vote for each of these matters.  Unless instructed otherwise, if one of the persons identified on the enclosed form of proxy is appointed as proxyholder, such person intends to vote for each such matter.

(a)

STATEMENT OF EXECUTIVE COMPENSATION

The following table is a summary of compensation during the Company’s last three financial years of the Company’s Chief Executive Officer and the next most highly compensated executive officers of the Company whose total salary and bonus was in excess of $105,000 in the most recent financial year (collectively, the “Named Executive Officers”).

(b)

Summary Compensation Table

Name and Principal Position of Executive Officer	Financial Year Ending March 31	Annual Compensation			Long-Term Compensation			All Other Compensa-tion (5) ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensa-tion ($)	Securities Granted Under Options / SARS(3) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(4) Payouts ($)
Martin Carsky President and CEO(1)	2004	$126,154	$28,500	Nil	250,000	Nil	Nil	Nil
John F. Morgan Vice-Chairman of the Board (2)	2004 2003 2002	$65,250 $30,000 $10,000	Nil Nil Nil	$151,650 $153,771(5) $166,478(5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $200,000(6)
Harry Bygdnes Former Chairman of the Board (7)	2004 2003 2002	$Nil $91,667 $110,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$Nil $15,000(8) $18,000(8)
Charn Rai Vice-President Manufacturing (9)	2004 2003 2002	$130,000 $125,000 $125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Since January 1, 2004 (formerly Chief Financial Officer of the Company since June 9, 2003).

(2)

President and Chief Executive Officer of the Company until January 1, 2004).

(3)

“SARS” means stock appreciation right, named, a right granted by the Company or any subsidiary, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(4)

“LTIP” means long term incentive plan any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(5)

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table above under the column entitled “Other Annual Compensation”, unless the aggregate amount of such compensation is no greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year.

(6)

Represents consulting fees paid through Peak Capital Corporation, a company controlled by Mr. Morgan.

(7)

Represents signing bonuses by way of interest-free, forgivable loans in the aggregate amount of $200,000, which were utilized to purchase Common Shares and warrants of the Company and to exercise the such warrants.

(8)

President and Chief Executive Officer from February 5, 2001 to May 21, 2002.  Mr. Bygdnes resigned as a director of the Company on July 4, 2003.

(9)

Includes car allowance of $11,814.

(10)

Vice-President of Manufacturing for the Company and President of Northland Ice Gel Incorporated since September 14, 2000 and until September 30, 2003.

Employment Agreement

Martin Carsky was employed as Chief Financial Officer of the Company on June 9, 2003 at an annual base salary of $150,000.  On January 1, 2004, Mr. Carsky was appointed President and Chief Executive Officer of the Company for a renewable one year term, at a base salary of $175,000, the right to receive a bonus as determined at the sole discretion of the Board and a car allowance of $750 per month, plus expenses.  In the event of termination, other than for cause, or within 12 months following a change of control of the Company, Mr. Carsky is entitled to a severance payment equal to six-months’ salary.

John F. Morgan was employed as President and Chief Executive Officer of the Company for a term of 2 years commencing February 7, 2001.  This term was extended for a further 2 years to February 7, 2005.  On January 1, 2004, Mr. Morgan resigned as President and Chief Executive Officer and was appointed Vice-Chairman of the Board at which time his employment agreement with the Company was voluntarily terminated without payment of severance.

Peak Capital Corporation (“Peak”), a company in which Mr. Morgan has an interest, entered into a consulting agreement to provide executive and management services to three wholly-owned subsidiaries of the Company.  The consulting agreement was for an initial term of 2 years commencing February 7, 2001 and was extended for a further 2 years to February 7, 2005.  Peak was entitled to receive a base management fee of $165,000 during the first year of the extended term and $180,000 during the second year.  The Consulting Agreement was terminated effective January 1, 2004, Mr. Morgan and Peak have agreed to continue to provide services to the Company on a part-time basis until December 31, 2004 at a rate of $8,650 per month.

Mr. Bygdnes was paid gross compensation of $9,166.67 per month pursuant to a contract that expired on January 31, 2003.

Mr. Charn Rai was employed by Northland Ice Gel Incorporated (a wholly owned subsidiary of the Company) as its President for a term of 5 years commencing September 14, 2000.  He also acted as the Vice-President of Manufacturing for the Company.  His base salary was $130,000 per year.  Mr. Rai ceased to be an employee of the Company on September 30, 2003.

Except as provided above, the Company has no compensatory plan or arrangement in respect of which compensation received or that may be received by the Named Executive Officers in the event of termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control.

(c)

Long Term Incentive Plans

The Company has not instituted any LTIP, pension plan or retirement plan and none are proposed at this time.

The following table provides information concerning stock options exercised by the Named Executive Officers during the financial year ended March 31, 2004 and the value of unexercised stock options and SARs held by the Named Executive Officers as of that date:

(d)

Option/SAR Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Martin Carsky Martin Carsky Martin Carsky	100,000 50,000 100,000	7.0% 4.0% 7.0%	0.52 0.47 0.27	0.52 0.47 0.27	06/18/08 09/09/08 12/12/08

(e)

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year End and Financial Year End Option/SAR Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARS at Financial Year end ($) Exercisable/ Unexercisable
Martin Carsky	Nil	Nil	50,000 exercisable	Nil exercisable/ Nil unexercisable
John F. Morgan	Nil	Nil	750,000 exercisable	Nil exercisable/ Nil unexercisable

(1)

Based on the difference between the closing trading price of the Common Shares on March 31, 2004 of $0.19 and the exercise prices under such options.

(f)

Stock Options Outstanding

The following table summarizes the options outstanding under the Company’s Stock Option Plan as at the date of this Information Circular.

Optionees	Number of Common Shares	Exercise Price for Share	Expiry Date of Option
Executive officers, as a group (total number 1)	250,000	$0.27-$0.52	06/08-12/08
Directors who are not also executive officers, as a group (total number 4)	450,000	$0.25-$0.95	06/06-02/09
Other employees of the Company or is subsidiaries	1,395,000	$0.25-$0.91	07/05-02/09

(g)

Options and SAR Repricings

No options or SAR were repriced for Named Executive Officers during the most recently completed financial year.

(h)

Compensation of Directors

Except as otherwise disclosed herein, none of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors or for services as a consultant or expert.

During the financial year ended March 31, 2004, the following options to purchase securities were granted to the directors of the Company:

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Hugh Richardson	100,000	7.0%	0.25	0.23	02/25/09
John McEwen	50,000	4.0%	0.25	0.23	02/25/09
Ross Morrison	50,000	4.0%	0.25	0.23	02/25/09

(i)

Management Contracts

There are no management services provided to the Company or any subsidiary which are performed by persons other than a director or the senior officers of the Company or any subsidiary.

(j)

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than as set out herein, none of the directors, executive officers or senior officers of the Company, no proposed nominee for election as director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or its subsidiaries or whose indebtedness to another entity is or was at any time since March 31, 2003, the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company or any of its subsidiaries other than, in either case, routine indebtedness (as defined under applicable securities legislation) or which was entirely repaid before the date hereof.

The aggregate indebtedness to the Company and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company and its subsidiaries outstanding as at June 30, 2004 in connection with a purchase of securities of the Company or its subsidiaries is $394,000.

The following table sets out certain information with respect to the indebtedness, other than routine indebtedness, to the Company or any of its subsidiaries of the directors, executive officers or senior officers of the Company or any of its subsidiaries in connection with the purchase of securities of the Company.

(k)

Table of Indebtedness of Directors, Executive Officers and Senior Officers in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at June 30, 2004	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness	Amount Forgiven in Fiscal 2004
John F. Morgan (Vice-Chairman of the Board)	Subsidiary(1) (as Lender)	$394,000	$394,000	Nil	Nil	Nil

(1)

Represents signing bonuses by way of interest free loans made to Mr. Morgan which were used for the purposes of purchasing a total of 500,000 Common Shares of the Company.  These loans will be deemed to have been paid upon the earlier of the surrender to the Company of the Common Shares purchased with the proceeds thereof or June, 2009.

(l)

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other Than in Connection with a Purchase of Securities of the Company or its Subsidiaries

The following table sets out certain information with respect to the indebtedness, other than routine indebtedness, to the Company or any of its subsidiaries of the directors, executive officers or senior officers of the Company or any of its subsidiaries other than in connection with the purchase of securities of the Company.

Name & Principal Position with the Company	Involvement of Company or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at July 31, 2004
Harry Bygdnes (former Director(1)) joint and several with Leigh Jeffs (former Director)	Company(2) (as Lender)	$48,371	$26,310

(1)

Formerly Chairman of the Board from February 5, 2001 to May 21, 2002 and director until July 4, 2003.

(2)

The above amounts represent advances on contractual royalties owing by the Company to the debtors under a license agreement with respect to the sale of the Company’s Flexible Ice™ Blanket.  These advances currently bear interest at the annual rate of 4.5%, calculated and payable monthly.  These advances were due to be paid down to $75,000 through the sale of certain earn-out shares which were released from escrow to Mr. Bygdnes in July 2003.  The balance remaining was due to be paid in full no later than March 31, 2003.  There is currently no security for this indebtedness.  Further, in the event of any default by the debtors, the Company has a right of set-off against any ongoing compensation from the Company.  In the financial year ended March 31, 2004, $24,933 of the royalty entitlement of the debtors was set off against the remaining outstanding indebtedness.

(m)

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out in this Information Circular, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person that has beneficial ownership of, directly or indirectly, or control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, no insider of the Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

In September, 2003 the Company borrowed $500,000 from Esarbee Investments Limited (“Esarbee”), a holder of more than 10% of the Company’s outstanding Common Shares.  In December, 2003, the Company repaid the above loan and Esarbee applied the proceeds thereof to the purchase of 1,785,714 units of the Company, each such unit consisting of one Common Share and one-half of one warrant entitling it to acquire one Common Share for each whole warrant at a price of $0.37 per share until December 8, 2005.  The Company also issued 500,000 Common Shares to Esarbee to settle a dispute which had arisen with respect to its February 2003 private placement.

(n)

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

(o)

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100 million Common Shares and 100 million Series A Preference Shares of which there are 38,790,587 Common Shares issued and outstanding and nil preference shares.

The Company has only one class of shares entitled to vote at the Meeting, namely, Common Shares without par value.  All issued Common Shares are entitled to one non-cumulative vote per share.

Only those holders of Common Shares of record on August 16, 2004 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances, except Esarbee Investments Limited, which holds 7,815,714 Shares, representing approximately 20.1% of the outstanding Shares.

(p)

GENERAL PROXY INFORMATION

(q)

Registered and Non-Registered shareholders

A shareholder may vote at the Meeting by attending in person or appointing a proxyholder to attend and vote on their behalf.

The procedure a shareholder must follow in order to vote in person or by proxy will depend on whether they are a registered or a non-registered shareholder.  A registered shareholder is a person who holds their shares in their name and not through and in the name of a brokerage firm, dealer, bank, trust company or their nominee or depository.  Registered shareholders may attend and vote in person at the Meeting or appoint a proxyholder to attend on their behalf.  A registered shareholder who intends to vote in person need not submit a proxy, although it is recommended that they do so in the event they are unable to attend on the day of the Meeting.

Only registered shareholders or duly appointed proxyholders are permitted to attend and vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered and held by and in the name of the brokerage firm, securities dealer, bank or trust company or their nominees or depositories through which they hold shares.  The Company distributes copies of the Notice of Meeting, Information Circular and the Proxy (collectively, the “Meeting Materials”) to the brokerage firms, dealers, banks, trust companies, nominees or depositories (“Intermediaries”) who in turn are required to forward these materials to their clients on whose behalf they hold shares.  However, in some cases, non-registered shareholders have directed their Intermediary not to send them any such materials.

Generally, non-registered shareholders who receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary.  In this case, a non-registered holder who wishes to submit a proxy should properly complete the remaining portions of form of proxy and deliver it to CIBC Mellon Trust Company as provided below or as otherwise directed by the Intermediary; or

(b)

be given a “voting instruction form” or a “proxy authorization form” which is not signed by the Intermediary, and which, when properly completed and signed by the non-registered holder is to be returned to the Intermediary or its service agent which will, in turn, submit a form of proxy on the shareholder’s behalf, based on the instructions provided.  Every Intermediary has its own procedures for completing and returning these forms in order for the vote of a non-registered shareholder to be submitted and recorded at the Meeting.  Those instructions will also specify how a non-registered shareholder may complete those documents if the shareholder wishes to attend the Meeting (or appoint someone else to attend on their behalf) and vote in person at the Meeting and how to revoke or change their vote in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered shareholders to direct the voting of their shares by the Intermediary, in whose name those shares are held.  Should a non-registered holder who receives one of the above forms wish to vote at the Meeting by proxy or attend in person, the non-registered holder must carefully follow the instructions of their Intermediary, including those regarding completion of the instruction or authorization form and when and where it is to be delivered.

(r)

Proxyholders

The persons named as proxyholders in the accompanying form of proxy are directors or senior officers of the Company.  A shareholder or an intermediary holding shares on behalf of a beneficial shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the accompanying proxy as proxyholders to attend and act for the shareholder and on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the accompanying proxy as proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another form of proxy.

(s)

Revocation of Proxies

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law.  Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

(t)

Voting of Shares Represented by Proxy

The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for in respect of any matters identified in the proxy.

If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the other matters identified therein.

(u)

Discretionary Authority

Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting.  However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice and on any other matter which may properly be brought before the Meeting.

(v)

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing.  In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder.  If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, should be deposited along with the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

(w)

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxyholder must be deposited with the Company’s transfer agent, CIBC Mellon Trust Company, Oceanic Plaza, P.O. Box 1900, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3K9 (facsimile 604-688-4301), no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

If you receive these materials through a brokerage firm, securities dealer or Intermediary you should complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary.

(x)

ADDITIONAL INFORMATION

Additional information relating to the Company is available upon written request to the Corporate Secretary of the Company at 1053 Derwent Way, Delta, BC or on SEDAR at www.sedar.com.

(y)

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, as of this 16th day of August, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) “Martin Carsky”

Martin Carsky
President and Chief Executive Officer

Text of Resolutions to Approve the Consolidation and
Subsequent Subdivision of the Company’s Outstanding Common Shares

Resolved, as special resolutions, that:

1.

The issued and outstanding Common Shares without par value of the Company (the “Old Shares”) be consolidated on the basis of 6,000 Old Shares for one (1) new common share of the Company (the “Consolidated Shares”) and that any resulting fractional shares held by any shareholder holding less than one whole Consolidated Share be deemed to have been, at the election of the Company:

(a)

purchased by and redeemed by the Company forthwith, for cash, based on the prevailing trading price of the Old Shares, as determined by the Board; or

(b)

such fractions being aggregated, the aggregate number of shares being rounded up or rounded down to one whole share (without any payment or other consideration being given or required in respect of any remaining fractional interest, as the case may be) and the whole Consolidated Shares resulting therefrom being sold, as directed by the Company, with the net proceeds therefrom distributed to the holders of such fractional shares on a pro rata basis, and that upon delivery to the transfer agent of the Company, by or on behalf of any shareholder who is entitled to be paid for such a fractional share as a result of the consolidation, of a certificate or certificates representing such shareholder’s Old Shares, accompanied by a letter of transmittal in form and content acceptable to the Company, such shareholder be paid the applicable sale or redemption price for such fractional shares.

2.

Any certificates representing less than 6,000 Old Shares immediately prior to the date that such consolidation becomes effective which have not been surrendered, with all other required documentation, on or prior to the fifth anniversary of such date, will be void and of no further force or effect and will cease to represent a claim or interest of any kind or nature against the Company and all proceeds or interest previously held in connection therewith, if any, shall be forfeited to and become the property of the Company.

3.

At 12:01 a.m. on the business day immediately following the consolidation of the outstanding Common Shares, the Consolidated Shares (including any fractional Consolidated Share held by a shareholder holding more than one whole Consolidated Share) be subdivided on the basis of 1,000 new common shares of the Company for each one (1) whole Consolidated Share or fraction thereof.

4.

The Company be and is hereby authorized to do such acts or things as may be required as a condition of the approval of the consolidation and subdivision by any regulatory authority having jurisdiction, including changing the name of the Company to “Cryopak Inc.” or such other name including the word “Cryopak” as the Board of Directors may designate.

5.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

6.

Notwithstanding that the above resolutions have been approved by the shareholders, the Board of Directors may, in its absolute discretion, determine to proceed to implement the foregoing resolutions as of such date as the Board may at any time determine or to decide not to proceed with such resolutions, without further notice to or approval of the shareholders.

Text of Transition Resolutions

Resolved, as special resolutions, that:

1.

The Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions as set forth in the British Columbia Business Corporations Act (the “BCBCA”).

2.

The maximum number of shares which the Company is authorized to issue, including the maximum number of Common Shares and maximum number of Class A Preference Shares, be eliminated, and the Notice of Articles of the Company be altered accordingly.

3.

The Articles of the Company be repealed and cancelled, and that the form of Articles tabled at the Meeting of the Company held on September 23, 2004 (or any adjournment thereof), including the special rights and restrictions attached to the shares of the Company as contained therein, be created and adopted as the Articles of the Company in substitution for the existing Articles.

4

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to deliver or cause to be delivered or filed, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing including the transition of the Company under the BCBCA and filing of the Transition Application, Notice of Articles and Notice of Alteration to such Notice of Articles.

5.

Notwithstanding that the foregoing resolutions have been passed by the shareholders, the Board of Directors of the Company may, in its absolute discretion, determine not to proceed with any or all of the above resolutions, without further notice to or approval of the shareholders of the Company.

Summary of Certain Changes in New Articles

Set out below is a discussion of certain of the changes proposed under the New Articles of the Company.  For full particulars, please refer to the text of the proposed New Articles, a copy of which will be submitted to the meeting and is available at any time prior to the meeting from the Secretary of the Company.

These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the BCBCA.  The New Articles also incorporate a number of non-substantive changes, including the use of the new terminology adopted under the BCBCA.  For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the BCBCA.  Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).  However, under the BCBCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person.  This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in due course of their business.  As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person.  Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Delivery of Documents to Shareholders

As a result of changes under the BCBCA, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method.  This change reflects recent developments under securities legislation.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders.  As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the BCBCA, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet, telephonic or other electronic voting means, in addition to the usual methods of mail or facsimile delivery.  This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet, telephonic or other electronic voting means.

Directors Authority to Set Auditor’s Remuneration

Under the BCBCA, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company.  The old Company Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration.  Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration.  As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice.  More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and die appointment and remuneration of auditors.

Special Majority for Resolutions

Under the old Company Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution.  Under the new Business Corporations Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution.  The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the old Company Act.  The New Articles propose that a special resolution require a majority of three-quarters of the votes cast on a resolution.  Management and the Board of Directors believe that where special matters are being considered by shareholders, the higher three-quarters threshold will ensure that a greater number of shareholders consider and agree with the proposed change, and that smaller shareholders’ opinions are considered.

Resolutions Required

Under the BCBCA, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes.  This change in the BCBCA reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses.  Under the BCBCA, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes.  Changes such as subdivision, consolidation and name changes were previously required to be approved by shareholders under the old Company Act.  Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved.  This is very expensive for the Company, and results in unnecessary time delays and costs.

As a result, management and the Board of Directors is proposing that the New Articles provide for the following matters to require a directors’ resolution only, and not require a shareholders’ resolution:

•

a subdivision of all or any of the unissued, or fully paid issued, shares;

•

a consolidation of all or any of the unissued, or fully paid issued, shares; and

•

a change of name of the Company.

Other capital and share structure changes will continue to require the same level of shareholder approval as before the adoption of the New Articles.  Management believes that it would be in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.

The following are changes to the provisions contained in the BCBCA which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions.  In addition, the President was required to be a director of the Company.  These were requirements under the old Company Act.  However, under the new Business Corporations Act, those requirements no longer exist, and as a result, it is proposed that the New Articles not include these requirements.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds.  Under the BCBCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate.  As a result, the New Articles have been amended to provide for this additional right.

Disclosure of Interest of Directors

Under the BCBCA, the provisions relating to the disclosure of interests by directors have been revised and updated.  As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and contain provisions consistent with the BCBCA.

Directors’ Meetings

Under the BCBCA, the provisions relating to directors’ meetings have been revised and updated to allow directors to participate by telephone or other communications media, so long as the directors are able to communicate with each other.  The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication media to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronic means, which allows for quicker and more efficient communication with directors of the Company.

Alternate Directors

Previously, the Existing Articles permitted directors to select and appoint an alternate director to serve on their behalf where a director was unable to attend a meeting, The provisions of the BCBCA have been updated with respect to alternate directors and, as such, the New Articles have also been updated to clarify the procedures respecting the appointment, powers and removal of alternate directors.

Indemnity Provisions

Under the old Company Act, the Company could only indemnify directors where it obtained prior court approval.  The existing Articles provided for the Company to indemnify directors, officers, employees, agents and others, subject to the requirements of the old Company Act.  Under the BCBCA, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”.  An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company.  However, under the BCBCA, unless the court orders otherwise, the Company will be prohibited from paying an indemnity if:  (i) the party did not act honestly and in good faith with a view to the best interests of the Company; (ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and (iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA.

Requirements for Amendments to Class or Series Rights

Under the old Company Act, where any rights or special rights attached to issued shares were to be amended in such a way that was prejudicial to the rights of a particular class or series, the following approvals were required:

(a)

a separate special resolution of the particular class or series being amended;

(b)

a separate special resolution of the holders of each other class or series; and

(c)

a special resolution of all of the shareholders of the Company.

Under the BCBCA, the resolution under item (b) above is no longer required.  As a result, the New Articles have been drafted to only require, in the case of amendments to rights or special rights attaching to a particular class or series, a separate special resolution of the particular class or series being amended and a special resolution of all of the shareholders of the Company.

Quorum Requirements far Class Meetings

Under the old Company Act, the quorum for a class meeting of holders of a particular class of shares of the Company was one person holding or representing by proxy 1/3 of the shares of that class.  This requirement is also contained in the Existing Articles.  The BCBCA does not contain this quorum requirement.  Management believes that it is impractical to require a larger quorum for the transaction of business at a class meeting than at a regular shareholders meeting, and as a result, the class meeting quorum requirement under the New Articles is the same as the quorum requirement for regular shareholder meetings.

Use of Seal

The New Articles have been amended to include the updated the BCBCA provisions relating to the use and attestation of the Company’s seal.

#1340560 v 5

CRYOPAK INDUSTRIES INC.

Annual and Special Meeting of Shareholders
to be held on Thursday, September 23, 2004

Proxy

The undersigned shareholder of Cryopak Industries Inc. (the “Company”) hereby appoints Martin Carsky, the Chief Executive Officer of the Company or, failing him, John McEwan, Chairman of the Board of Directors of the Company, or in the place of the foregoing, _____________________________ (please print name of  proxyholder), as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of shareholders of the Company and at any adjournment thereof (the “Meeting”), to the same extent and with the same powers as if the undersigned were present at the Meeting in person.

The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned as follows:

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular).

	For	Against
1. To appoint KPMG LLP, Chartered Accountants as the Auditors of the Company and to authorize the directors to fix the remuneration of the Auditors.	❑	❑
2. To fix the number of Directors at five (5).	❑	❑
3. To elect as Director:	For	Withhold
John F. Morgan	❑	❑
John A. McEwen	❑	❑
Ross G. Morrison	❑	❑
Martin Carsky	❑	❑
Hugh Richardson	❑	❑
4. To appoint KPMG LLP, Chartered Accountants as the Auditors of the Company and to authorize the directors to fix the remuneration of the Auditors.	❑	❑
5. To pass a special resolution authorizing the consolidation and subsequent subdivision of the Common Shares of the Company.	❑	❑
6. To pass a special resolution to remove the application of the Pre-existing Company Provisions under the Business Corporations Act (British Columbia).	❑	❑
7. To pass a special resolution to eliminate the maximum number of Common Shares and Class A Preference Shares that the Company is authorized to issue.	❑	❑

8.

To pass a special resolution to approve the deletion and cancellation of the existing Articles of the Company and the adoption of new Articles, including the special rights and restrictions attached to the shares of the Company.

	❑	❑

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.
SIGN HERE:
Please Print Name:
Date:
(Please see over for further information and instructions on completion of this proxy.)

INSTRUCTIONS FOR COMPLETION OF PROXY

INSTRUCTIONS

A.

This proxy is solicited by management of CRYOPAK INDUSTRIES INC. (the “Company”) for use at the Annual and Special General Meeting of shareholders of the Company to be held September 23, 2004 and any adjournment thereof (the “Meeting”).  Please refer to the Information Circular (the “Information Circular”) accompanying this proxy for further information.

B.

If you are not able to be personally present at the Meeting, please date and sign this proxy on the reverse and return it in the envelope provided to CIBC Mellon Trust Company, The Oceanic Plaza, P.O. Box 1900, Vancouver, British Columbia  V6C 3K9 (or by facsimile: 604-688-4301).  In order to be valid, instruments appointing a proxyholder must be deposited with CIBC Mellon Trust Company no later than 48 hours (excluding Saturdays, Sundays or holidays) before the time of the Meeting or any adjournment thereof.

C.

The Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot.  If the shareholder specifies a choice with respect to any matter, such Shares will be voted accordingly.  If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the Shares represented by this proxy will be voted “FOR” each of the matters identified in the proxy.

D.

Except as otherwise set out above, the authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting.

E.

A shareholder has the right to appoint a person as proxyholder other than the persons designated in this proxy and may do so by striking out the names of the persons designated and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.

F.

If this proxy is not dated in the space provided for, authority is hereby given to the named proxyholder to date this proxy on the date on which it was mailed by the Company.  If the number of Shares is not indicated in the space provided, all of the Shares registered in the name of the undersigned will be voted as provided for.

G.

Notwithstanding the foregoing, a shareholder who has received this proxy from their broker, dealer, bank, depository or other nominee which holds their Shares, this proxy and any other proxy authorization form or voting instruction form should be completed, signed and returned in accordance with the instructions of that nominee.

CRYOPAK INDUSTRIES INC.

REQUEST FOR FINANCIAL STATEMENTS AND MANAGEMENT’S
DISCUSSION AND ANALYSIS

National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) adopted by the Canadian securities regulatory authorities requires that the Company send annually a request form to its registered and beneficial holders of its shares to allow its shareholders to request a copy of the Company’s annual and interim financial statements and the Management’s Discussion and Analysis (“MD&A”) for those statements.

Please note that under NI 51-102, the Company is only required to send its financial statements and MD&A if you request them.  The Company may however, in its discretion, choose to send such financial statements and MD&A to you.

If you wish to receive the Company’s financial statements and MD&A, please complete the bottom of this Request Form and return it to the address specified.  You may revoke this request at any time.

This Request Form will apply to the Company’s annual financial statements and MD&A for the current fiscal year and all interim statements and MD&A which the Company may send after the date hereof and prior to the Company sending a subsequent Request Form.  This Request Form will only apply to the extent you are still a shareholder of the Company on the date those materials are to be sent to you.

The Company is also continually seeking ways to improve the dissemination of materials to its shareholders and to otherwise reduce the costs and delay associated with printing and mailing financial statements and other material to its shareholders.  To that end, shareholders are reminded that a copy of all financial statements and MD&A, as well as other continuous disclosure materials, are filed by the Company and available on the System for Electronic Document Analysis and Retrieval at www.sedar.com maintained by the Canadian securities regulatory authorities.  The Company also encourages shareholders to elect to retrieve copies of the Company’s financial statements, MD&A and other documents electronically from the Company’s internet website at cryopak.com.

The undersigned hereby requests that I be sent (please indicate):

❑

Annual Financial Statements and the MD&A for those statements

❑

Interim Financial Statements and the MD&A for those statements

I confirm that I am a shareholder of the Company.

Signature
Please return this Request Form to:
Name (Please Print)
CRYOPAK INDUSTRIES INC.
Mailing Address	1053 Derwent Way Delta, British Columbia V3M 45R4

E-mail address

Date

2004 ANNUAL REPORT

REPORT TO SHAREHOLDERS

This past year was one of significant change at our company. Early in the year we saw the initiation of substantial cost-cutting efforts followed soon after by a change in leadership. We then added some new faces, launched new operating and accounting systems, and further integrated our Vancouver and Montreal operations. This was also a year during which we made considerable progress towards achieving one of our long-standing goals, advancing our pharmaceutical package business.

When I joined our company in June 2003, the team we assembled quickly assessed that in order for our company to deliver on its potential, it needed to go through three stages: repair, rebuild, execute. From June to December the focus was on repairing, while simultaneously keeping our key relationships intact and cutting costs. The measures taken involved a tremendous amount of change for everyone at our company and unfortunately many good people had to leave as a result. While addressing the cost structure, we also introduced new operational and accounting software systems to ensure that expenses were monitored efficiently and accurately. Finally, in order to fully realize operating synergies, we worked to complete the integration of our Vancouver and Montreal operations.

By January 2004—after a lot of hard work and many difficult decisions—we had turned the corner and had begun to feel better about our future. We then shifted our energy and focus to rebuilding—to creating a platform for future growth. I was asked by the Board to take over from John Morgan as President and CEO and soon after we started strengthening our team.  We hired two sales professionals to better pursue new business opportunities; two administrators, one each for our Montreal and Vancouver locations, to support the plant managers; and a quality assurance professional to ensure we were adequately staffed to meet, or exceed, our testing and compliance standards.

Looking back on the year, we succeeded in growing some segments of our business despite being mostly focused on repairing and rebuilding our company. Revenues in our pharmaceutical package business more than doubled over the previous year and we are optimistic that this segment will continue to grow as we add new accounts and expand our business with existing customers. In our retail business, we added new listings to existing accounts while pursuing new retailers and developing new products, such as the Simply Cozy® Neck Warmer. Although we were disappointed to lose some small retail accounts during the year, we see significant potential for the coming year based on the meetings we’ve had with customers and the feedback we’ve received from retail buyers. The one segment that underperformed in terms of sales was our industrial and private label business. In our view, there were several reasons for this: we did not have a sales person dedicated to this segment, some of our customers experienced lower than anticipated sales themselves, and a rise in the Canadian dollar meant that revenues from US customers were worth less to us. In response, we have added a professional sales manager specifically tasked with capturing the sales opportunities in the industrial and private label segment and we are optimistic that they will make significant progress this year.

On the financial side, our bank has been extremely supportive of our change initiatives, which we appreciate. As well, we have worked hard to find a resolution to the convertible loan agreement default and were successful in finalizing an agreement with the majority of the holders. However, our offer was not accepted by a sufficient number of the remaining holders and consequently we decided to withdraw our offer, with the result that the loan agreement remains outstanding and discussions with representatives of the holders are ongoing.

Overall, I am pleased with the direction we are going in.   Our people met a long year of adversity by rising to the challenge and by coming together as a team and I am extremely grateful for their efforts.

We now have a stable platform for growth that’s based on the right corporate culture, the right people, and the right strategic sales plans. Our job moving forward is to execute our plans and to capture the sales opportunities in front of us.

To all our stakeholders—customers, shareholders, financial partners, key suppliers and employees—thank you for supporting us through our renewal.

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky

President & CEO

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

June 3, 2004

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1, or when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements.  Our report to the shareholders dated June 3, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference in the auditors’ report to such events and conditions, or to a change in accounting principles when the change is properly accounted for, when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada

June 3, 2004

Financial Statements of

CRYOPAK INDUSTRIES INC.

Years ended March 31, 2004, 2003 and 2002

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2004 and 2003

2004

2003

Assets

Current assets:

Short-term investments

$

-

$

6,133

Accounts receivable, allowance for doubtful accounts (schedule 1)

2,833,627

3,999,698

Advances to related company (note 7)

48,371

88,590

Inventory (note 5)

1,762,476

2,164,001

Prepaid expenses

163,566

281,147

4,808,040

6,539,569

Property, plant and equipment (note 6)

1,490,577

1,846,592

Long-term deposits

112,285

112,285

Intangible assets (note 8)

1,113,949

1,501,981

Goodwill (note 8)

6,453,268

5,953,268

$

13,978,119

$

15,953,695

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness (note 9)

$

1,870,959

$

2,621,928

Accounts payable and accrued liabilities

3,182,632

3,658,897

Current portion of notes payable to related parties

500,000

166,667

Current portion of obligations under capital lease

261,789

210,424

Convertible loan (note 10)

3,637,500

3,610,180

Deferred revenue

105,448

123,408

9,558,328

10,391,504

Note payable to related parties (note 7)

333,333

333,333

Obligations under capital lease (note 11)

318,862

366,204

10,210,523

11,091,041

Shareholders’ equity:

Share capital (note 12)

9,393,383

7,736,061

Convertible loan (note 10)

373,735

373,735

Share purchase loan (note 14)

(394,000)

(394,000)

Warrants (note 12 (f))

225,610

225,610

Contributed surplus

291,894

296,379

Deficit

(6,123,026)

(3,375,131)

3,767,596

4,862,654

$

13,978,119

$

15,953,695

Operations (note 1)

Commitments and contingencies (notes 17 and 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “Martin Carsky”

Director

/s/ “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Sales

$

16,919,583

$

14,198,463

$

8,452,729

Cost of sales (schedule 2)

11,331,067

8,723,293

4,573,482

Gross profit

5,588,516

5,475,170

3,879,247

Expenses:

Sales and marketing (schedule 3)

3,137,847

3,457,963

1,501,687

Administration (schedule 3)

2,731,977

2,913,445

1,490,739

Amortization

1,058,945

583,741

338,643

Interest on bank operating line

171,336

115,674

59,326

7,100,105

7,070,823

3,390,395

Earnings (loss) from operations

(1,511,589)

(1,595,653)

488,852

Other earnings (expense):

Other income (expense)

(584,700)

(47,303)

18,815

Interest on long-term debt and other
finance costs

(651,606)

(777,886)

(781,426)

(1,236,306)

(825,189)

(762,611)

Loss for the year

(2,747,895)

(2,420,842)

(273,759)

Deficit, beginning of year

(3,375,131)

(448,039)

(11,653,593)

Cash Settlement of Contingent Shares
(note 12(d))

-

(506,250)

-

Allocation of deficit to reduce share
capital (note 12(e))

-

-

11,479,313

Deficit, end of year

$

(6,123,026)

$

(3,375,131)

$

(448,039)

Loss per share (note 16)

$

(0.08)

$

(0.08)

$

(0.01)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Cash provided by (used in):

Operations:

Loss for the year

$

(2,747,895)

$

(2,420,842)

$

(273,759)

Items not involving cash:

Amortization

1,058,945

583,741

446,051

Dispute settlement

125,000

-

-

Accretion of convertible loan (note 10)

27,320

142,967

137,307

Bonus shares

-

-

50,000

Stock-based compensation

(65,024)

296,379

-

Amortization of deferred financing

67,125

-

-

Write-off of property, plant and equipment

5,475

21,678

-

Changes in non-cash operating working capital:

Accounts receivable

1,166,071

(928,896)

(424,610)

Advances to related company

40,219

61,977

3,525

Prepaid expenses

117,581

86,421

(278,440)

Inventory

401,525

(498,915)

(214,835)

Accounts payable and accrued liabilities

(476,265)

1,085,999

662,812

Deferred revenue

(17,960)

123,408

-

(297,883)

(1,446,083)

108,051

Investments:

Acquisition, net of cash acquired (note 4(a))

-

(5,284,656)

-

Purchase of property, plant and equipment

(134,663)

(363,374)

(80,314)

Proceeds from sale of short-term investments

6,133

125,867

-

Payment of long-term deposits

-

(112,285)

-

(128,530)

(5,634,448)

(80,314)

Financing:

Proceeds from (repayment of) bank indebtedness

(750,969)

1,714,619

304,624

Repayment of capital lease

(248,811)

(171,563)

(122,255)

Issuance of shares for cash

1,654,179

7,680,270

10,299

Share issue costs

(61,319)

(539,864)

(76,856)

Settlement of contingent shares (note 12(g))

-

(506,250)

-

Repayment of notes payable

(166,667)

(503,129)

(123,938)

Repayment of term loan

-

(636,167)

-

426,413

7,037,916

(8,126)

Increase (decrease) in cash and cash equivalents

-

(42,615)

19,611

Cash and cash equivalents, beginning of year

-

42,615

23,004

Cash and cash equivalents, end of year

$

-

$

-

$

42,615

Supplementary information (note 18).

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

1.

Operations:

Cryopak Industries Inc. (the "Company") is incorporated under the laws of British Columbia.  With facilities in Vancouver and Montreal, the Company is a leading provider of temperature-controlling products and solutions. Cryopak develops, manufactures and sells reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs to retailers and consumer goods companies. These products are marketed under the brand names Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. Cryopak also engineers solutions and supplies products that help customers safely transport their temperature sensitive pharmaceuticals and other products. The Company develops, manufactures and markets temperature-controlling products including a patented, flexible, re-usable thermal blanket.  Cryopak products, including gel packs and related products, are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily household cooling applications.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the years ended March 31, 2004, 2003 and 2002, the Company incurred losses of $2,747,895, $2,420,842 and $273,759, respectively, and during the year ended March 31, 2004, the Company experienced negative cash flow from operations of $297,883.  As at March 31, 2004, the Company has a deficit of $6,123,026, a working capital deficiency of $4,750,288, and was in violation of certain debt covenants (note 9(a)), for which the bank, subsequent to year end, has communicated that a forbearance has been granted until July 31, 2004.  In addition, the Company has defaulted on the repayment of the convertible loan (note 10).

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

1.

Operations (continued):

The Company’s future operations are dependent upon the continued market acceptance of its products and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms.  The Company may need to obtain additional financing to satisfy its future working capital and cash requirements or to comply with its debt covenants.  There can be, however, no certainty that financing will be available or be available on reasonable terms, that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

2.

Significant accounting policies:

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 20.

(a)

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive - a Barbados corporation), Cryopak Corporation, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc., Northland Ice Gel Incorporated, 2796112 Canada Inc., Ice Pak Ltd./Ltee and Ice-Pak Inc.  The accounts of its subsidiaries are included from the date of acquisition.  All significant intercompany transactions and balances have been eliminated.

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment and estimates includes the allocation of purchase price on business acquisitions, assessments of impairment of property, plant, equipment, goodwill and intangible assets, for rates of amortization, and on recoverability of accounts receivable, inventory, and future income tax balances.  Actual results could differ from those estimates.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(c)

Cash equivalents:

Cash equivalents include short-term deposits, which are highly liquid securities with a term to maturity of three months or less when acquired.  Short-term deposits are valued at cost.

(d)

Short-term investments:

Short-term investments are recorded at the lower of cost and quoted market value.

(e)

Inventory:

Inventory is valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in first-out (“FIFO”) method of valuation.  Included in the cost of finished goods is the cost of materials, direct labour, and an allocation of overhead costs.

(f)

Property, plant and equipment:

Property, plant and equipment are initially recorded at cost.  Amortization is subsequently provided on a straight-line basis over the following periods:

Asset

Period

Computer hardware

3 years

Computer software

2 years

Furniture, fixtures, machinery, automotive equipment,

dies, plates, moulds and office equipment

5 years

Leasehold improvements

Lesser of useful life or

Initial term of lease

The recoverability of property, plant and equipment is based on factors such as future asset utilization and the future undiscounted cash flows expected from the use of the related assets.  An impairment loss is recorded in the period when it is determined that the carrying amount of the asset is not recoverable.  At that time the carrying amount is written down to the fair value.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(g)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives relate to customer relationships and are amortized over their estimated useful lives of 5 years.  The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Patents are recorded at cost and are amortized on a straight-line basis over 17 years.

(h)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.  The Company currently has one reporting unit.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  The Company completes the first step of the impairment test at the end of the year.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required, but would be carried out if the carrying amount of a reporting unit exceeded its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss.  The implied fair value of the reporting unit's goodwill is determined in the same manner as the value of goodwill determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(i)

Revenue recognition:

Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured, which is generally upon the later of shipment or when title passes to the customer depending on the contractual terms.  Deferred revenue is recorded when cash is received in advance of the revenue recognition criteria being met.  When applicable, a provision is made at the time of sale for anticipated sales returns.  The Company bases its estimates for sales returns on historical experience and has not experienced significant variations between estimated and actual return activity.  Revenue from contracts with multiple-element arrangements are recognized as each element is earned, with the arrangement consideration allocated to the undelivered elements based on their fair value, and the residual consideration allocated to the delivered elements.

(j)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and for tax loss carryforwards.  The resulting changes in the net future income tax asset or liability are generally included in income.  Future income tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(k)

Translation of foreign currencies:

The functional currency of the Company, including its subsidiaries, is the Canadian dollar.  Transactions in foreign currencies are translated into Canadian dollars at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in income.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(l)

Financing costs:

Financing costs incurred prior to the completion of a financing are deferred and are expensed if the financing is abandoned.  If the transaction is completed, financing costs related to debt securities are deferred and amortized over the term of the related debt and financing costs related to equity securities are recorded as a reduction of the stated value of the applicable equity.  Financing costs related to the convertible loan have been allocated to the debt and equity components based on their relative fair values at the inception of the arrangement.  The deemed debt discount equal to the value assigned to the conversion option classified in equity is accreted over the term of the debt by the effective interest method.  Any unamortized balance of deferred financing costs relating to the conversion of a portion of the convertible loan will be charged to common shares at the time of conversion.

(m)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless they meet certain specified criteria under generally accepted accounting principles for deferral and amortization.  No development costs have been deferred in the current period, as these criteria were not met.

(n)

Stock-based compensation:

The Company has a stock-based compensation plan.  No compensation expense is recognized for this plan when share options are issued to employees.  Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 12(b)).  The Company recognizes compensation expense for stock options issued to non-employees for services received based on the fair value of the services rendered or equity instrument issued, whichever is more reliably determinable, with an offsetting amount recorded to contributed surplus.

(o)

Earnings per share:

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(o)

Earnings per share (continued):

The weighted average number of common shares used for basic earnings (loss) per share calculations includes escrow shares from the date when the conditions for their release have been met and includes commitment shares subject to only a time release from the date of the commitment.

Diluted earnings (loss) per common share is calculated using the treasury stock method and reflects the potential dilution of securities by including warrants and stock options in the weighted average number of common shares outstanding for a period, if dilutive.

(p)

Related party transactions:

Related party transactions in the normal course of operations are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(q)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3.

Change in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

3.

Change in accounting policies (continued):

(a)

Business combinations, goodwill and other intangible assets (continued):

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The loss before amortization of goodwill for all periods presented is as follows:

2004

2003

2002

Loss for the year

$

2,747,895

$

2,420,842

$

273,759

Amortization of goodwill

-

-

136,008

Loss before amortization of goodwill

$

2,747,895

$

2,420,842

$

137,751

Loss per share:

Before amortization of goodwill

$

(0.08)

$

(0.08)

$

(0.01)

Goodwill was reviewed for impairment in the current year, and no impairment charge was required.

(b)

Stock-based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards.  The Company is required to record compensation expense for all awards granted to non-employees on or after April 1, 2002.  For the year ended March 31, 2004, the Company recorded a recovery of stock-based compensation of $65,024 and for the year ended March 31, 2003, the Company recorded $296,379 of stock-based compensation expense.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

4.

Business acquisitions:

(a)

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries, Ice-Pak Ltd./Ltee and Ice-Pak Inc. (collectively, “Ice-Pak”).  Ice-Pak is in the business of manufacturing and selling gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for consideration of $5,920,247.  The results of operations have been consolidated since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash

$

5,591

Other current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,558,818

Total assets acquired

7,772,768

Current liabilities

(1,852,521)

Purchase price

$

5,920,247

Consideration:

Cash

$

5,000,000

Acquisition costs

290,247

Note payable to vendors (note 7(b))

500,000

565,610 common shares

500,000

Contingency reserve

(370,000)

$

5,920,247

The common shares are held in escrow and are subject to be released when certain revenue targets are achieved over a three year period from the date of acquisition.  Any shares not released will be cancelled.  Due to the uncertainty that some shares may not be released, a reserve of $370,000 has been set up to reduce share capital and the fair value of the consideration.  The release from escrow of any shares which have been reserved will be recorded as an additional cost of the acquisition at the date their release is determinable.

Contingent consideration of $500,000 was payable based on Ice-Pak achieving certain revenue targets for the period October 1, 2002 to September 30, 2003.  During the fourth quarter it was determined that the gross revenue targets were met, accordingly, $500,000 has been accrued as an additional cost of the acquisition and included in goodwill as at March 31, 2004.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

4.

Business acquisitions (continued):

(b)

On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc., a company providing automated packaging services, and Northland Ice Gel Incorporated, a company which manufactures ice gel and other gel products.

On acquisition, the Company issued 1,166,667 common shares, 500,000 of which were placed in escrow.  All the common shares issued had been recorded at the fair value of the shares at the acquisition date as the occurrence of the conditions for their release was considered to be beyond reasonable doubt.  In the current year, management negotiated a settlement agreement with the former Northland’s principal for the immediate release of 250,000 escrowed shares and the cancellation of the remaining 250,000 escrowed shares.

5.

Inventory:

2004

2003

Raw materials

$

1,002,470

$

1,273,252

Finished goods

760,006

890,749

$

1,762,476

$

2,164,001

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

6.

Property, plant and equipment:

Accumulated

Net book

2004

Cost

amortization

value

Computer hardware

$

174,744

$

106,439

$

68,305

Computer hardware under capital lease

160,668

19,082

141,586

Computer software

283,483

181,747

101,736

Computer software under capital lease

116,200

9,400

106,800

Furniture and fixtures

38,673

25,560

13,113

Machinery under capital lease

1,098,657

686,227

412,430

Machinery

713,685

275,240

438,445

Dies/plates/molds

86,743

30,490

56,253

Automotive equipment

25,347

25,347

-

Office equipment

63,757

59,992

3,765

Artwork

25,342

-

25,342

Leasehold improvements

197,021

74,219

122,802

$

2,984,320

$

1,493,743

$

1,490,577

Accumulated

Net book

2003

Cost

amortization

value

Computer hardware

$

166,232

$

47,174

$

119,058

Computer hardware under capital lease

24,034

18,189

5,845

Computer software

202,813

36,456

166,357

Computer software under capital lease

-

-

-

Furniture and fixtures

38,673

17,034

21,639

Machinery under capital lease

1,098,657

418,148

680,509

Machinery

708,385

132,503

575,882

Dies/plates/molds

80,118

8,012

72,106

Automotive equipment

3,084

308

2,776

Office equipment

63,757

16,223

47,534

Leasehold improvements

190,921

36,035

154,886

$

2,576,674

$

730,082

$

1,846,592

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

7.

Related party transactions and balances:

(a)

Advances to related company:

The advances are due from N.C.K. Holdings Inc., which is owned by two former directors of the Company, and its principals, jointly and severally, (collectively the “debtors”), are due on demand and bear interest at 4.5% per annum, payable monthly.

The debtors agreed to deposit 200,000 common shares of the Company as collateral for the advances.  Interest income totaled nil in 2004 (2003 - nil; 2002 – $6,532).

(b)

Notes payable to related parties:

2004

2003

Notes payable issued on acquisition plus contingent consideration (note 4(a)), bearing interest at the bank prime rate plus 2% per annum, repayable in four installments:

September 30, 2003

$

-

$

166,667

June 30, 2004

166,667

-

September 30, 2004

333,333

166,667

September 30, 2005

333,333

166,666

833,333

500,000

Current portion

500,000

166,667

$

333,333

$

333,333

Interest totaled $64,631 (2003 – $30,433; 2002 - $48,680).

(c)

Related party transactions:

(i)

Professional fees, included in administration expense, include $69,000 (2003 - $112,500; 2002 - $96,000) paid to a company owned by a former officer of the Company.

(ii)

Management fees, included in administration expense, include $151,650 (2003 - $153,771; 2002 - $146,479) paid either to a company in which the former President, a current Director, has an interest, or to the former president directly.

(iii)

Royalties, included in sales and marketing expenses, paid in cash in the year to a company owned by two former directors of the Company, amounted to $51,153 (2003 - $67,276; 2002 - $60,308).

(iv)

Consulting fees, included in administration expense, include $54,013 (2003 - $86,000; 2002 – nil;) paid to a company owned by certain shareholders of the Company and where a former director of the Company is an executive.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

7.

Related party transactions and balances:

(c)

Related party transactions (continued):

(v)

Legal fees included in administration expense, of $24,466 (2003 - $29,715; 2002 - $30,511) were paid to a law firm of the former secretary of the Company.

(vi)

Consulting fees, included in administration expense, include nil (2003 - $100,000, 2002 – nil) paid to the former shareholder of Ice-Pak for the integration of Ice-Pak with the Company.

8.

Goodwill and other intangible assets:

(a)

The changes in the carrying amount of goodwill for the years ended March 31, 2004 and 2003 are as follows:

2004

2003

Balance as at April 1

$

5,953,268

$

2,394,450

Goodwill acquired (note 4(a))

500,000

3,558,818

Balance as at March 31

$

6,453,268

$

5,953,268

(b)

Intangible assets as at March 31 are as follows:

Gross carrying

Accumulated

2004

amount

amortization

Total

Patent license

$

670,814

$

515,165

$

155,649

Deferred financing costs

419,079

419,079

-

Customer relationships

1,369,000

410,700

958,300

Balance as at March 31

$

2,458,893

$

1,344,944

$

1,113,949

Gross carrying

Accumulated

2003

amount

amortization

Total

Patent license

$

670,814

$

468,058

$

202,756

Deferred financing costs

419,079

351,954

67,125

Customer relationships

1,369,000

136,900

1,232,100

Balance as at March 31

$

2,458,893

$

956,912

$

1,501,981

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

9.

Bank indebtedness:

2004

2003

$4,000,000 line of credit, due on demand,
bearing interest at bank prime plus 1.25% per annum

$

1,870,959

$

2,621,928

(a)

The $4,000,000 line of credit is secured by a general security agreement over all the assets of the Company and an assignment of all business insurance proceeds and all material contracts of the Company.  Under the credit facility, the Company is required to maintain certain financial performance covenants.  At March 31, 2004, the Company is in violation of certain covenants related to the bank indebtedness.  Subsequent to year end, the bank has communicated that a forbearance of the covenant violation has been granted until July 31, 2004.

(b)

As compensation for providing security in 2002, the Company issued 40,000 common shares to a related party during fiscal year 2003.  The fair value of these shares has been recognized at March 31, 2002 as the service had been provided and the obligation to issue existed at that date.

10.

Convertible loan:

2004

2003

Liability component, beginning of year

$

3,610,180

$

3,467,213

Accretion for the year

27,320

142,967

Liability component, end of year

$

3,637,500

$

3,610,180

Equity component

$

415,262

$

415,262

Allocation of financing costs

(41,527)

(41,527)

$

373,735

$

373,735

The convertible loan has a face value of $3,637,500, and bears interest at 10% per annum.  The convertible loan matured on June 7, 2003 and the Company was unable to repay either the principal or accrued interest at that date.  This loan remains in default as at March 31, 2004.  Accrued interest of $684,979 has been included in accounts payable and accrued liabilities.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

10.

Convertible loan (continued):

The principal of the loan was convertible into units (consisting of one common share and one half share purchase warrant) at the holder’s option at the rate of $1.25 per unit in the first year, $2.00 per unit in the second year and $3.00 per unit in the third year.  No amounts have been converted as of March 31, 2004.  Accordingly, as at March 31, 2004, the total loan may be converted at the rate of $3.00 per unit.

The equity component of the convertible loan described above was calculated as the difference between the gross proceeds received and the discounted cash flow of repayments based on an annual rate of 15%, which was estimated to be consistent with similar borrowings which would have been available to the Company, without conversion features, at the time the convertible loan was issued.

The debt component of the convertible loan was accreted to its face value at maturity over the term of the debt through a charge to interest expense.

Financing costs of $363,750 were incurred and have been allocated to the debt and equity components based on their relative fair values at the issuance of the instrument.

11.

Obligations under capital lease:

The Company leases certain computer hardware and machinery under capital leases expiring at various dates to September 1, 2007.  The future minimum lease payments under capital leases as of March 31, 2004 are as follows:

2005

$

297,925

2006

181,205

2007

172,192

2008

18,261

669,583

Amount representing interest at rates ranging from 10.3% to 18.0%

88,932

580,651

Current portion

261,789

$

318,862

Interest expense on capital lease obligations for the year ended March 31, 2004 is $84,495 (2003 - $94,593; 2002 - $59,601).

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital:

Authorized:

100,000,000 common shares without par value

100,000,000 class A preferred shares without par value, of which 1,500 are designated class A convertible voting preferred shares, series I, 12% cumulative dividend payable in either cash or common shares, at the option of the Company

(a)

Issued and outstanding shares:

Number of

Common shares

shares

Amount

Balance, March 31, 2001

20,962,444

$12,045,664

Issuance of common shares on:

Exercise of share options and warrants

145,000

110,299

Financing charge (note 7(b))

100,000

50,000

Private placement (note 14)

125,000

100,000

Shares to be issued (note 9(b))

40,000

20,000

Allocation of deficit to reduce share capital (note 12(e))

-

(11,479,313)

Balance, March 31, 2002

21,372,444

846,650

Exercise of share options

888,500

480,270

Business acquisition (note 4(a))

565,610

500,000

Contingency reserve (note 4(a))

-

(370,000)

Private placement (note 12(f))

9,000,000

7,200,000

Earn out shares (note 12(d))

468,750

-

Share issue costs

-

(920,859)

Balance, March 31, 2003

32,295,304

7,736,061

Issuance of common shares on:

Cancelled Shares (note 4(b))

(250,000)

(60,539)

Shares issued on dispute settlement (note 12(g))

500,000

125,000

Private placement (note 12(f))

5,907,783

1,654,179

Earn out shares (note 12(d))

337,500

-

Share issue costs

-

(61,318)

Balance, March 31, 2004

38,790,587

$

9,393,383

As at March 31, 2004, 940,160 (2003 – 1,440,160; 2002 – 875,000) common shares issued were held in escrow.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

(b)

Share incentive plan:

In 1999, the Company established a share incentive plan whereby the Company may grant options to officers, directors, employees and consultants.  The exercise price of the options is determined by the board of directors, but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed five years.  Options granted are also subject to certain vesting provisions as determined by the board of directors in each individual award agreement.  As at March 31, 2004, 2,905,000 (2003 – 3,016,550; 2002 – 2,811,500) options were exercisable.

Share option transactions for the respective periods presented and the number of share options outstanding are summarized as follows:

Weighted average

Number

exercise price

of shares

per share

Outstanding, March 31, 2001

3,689,000

$0.69

Granted

650,000

0.52

Exercised

(20,000)

0.52

Expired

(540,000)

0.81

Cancelled

(70,000)

0.59

Outstanding, March 31, 2002

3,709,000

0.64

Granted

1,500,000

0.93

Exercised

(888,500)

0.54

Cancelled

(37,500)

0.50

Outstanding, March 31, 2003

4,283,000

0.75

Granted

1,635,000

0.31

Expired

(800,000)

0.77

Cancelled

(2,213,000)

0.70

Outstanding, March 31, 2004

2,905,000

$0.53

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

The following table summarizes information about share options outstanding as at March 31, 2004:

Options outstanding

Options exercisable

Weighted

average

Weighted

Weighted

Range of

remaining

average

average

exercise prices

Number of

contractual

exercise price

Number of

exercise price

per share

share options

life

per share

share options

per share

$0.25 – $0.45

1,220,000

4.86

$0.27

244,000

$0.27

$0.47 – $0.75

720,000

2.28

0.59

444,000

0.59

$0.80 – $0.95

965,000

2.40

0.91

1,696,993

0.92

2,905,000

3.40

$0.56

2,384,993

$0.79

The Company applies settlement accounting to account for stock-based employee compensation awards, and, accordingly, no compensation expense has been recognized for such awards under the Company’s fixed stock option plan.  Had compensation expense for the Company's stock-based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s net loss for the years ended March 31, 2004 and 2003 would have been increased to the pro forma amounts indicated below.  These pro forma figures do not reflect options granted prior to April 1, 2002, the date of adoption of the new standard.  The increase in net loss has no impact on the disclosed loss per common share.

Loss for the year:

As reported

$

2,747,895

Pro forma

2,989,768

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

3.14%

Dividend yield

0%

Expected option lives

4.5 years

Volatility

96%

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

(c)

Share purchase warrants:

Share purchase warrant transactions for the respective periods presented were as follows:

Weighted average

Number

exercise price

of warrants

per warrant

Outstanding, March 31, 2001

222,000

$

1.10

Issued

125,000

0.80

Exercised

(125,000)

0.80

Expired

(222,000)

1.10

Outstanding, March 31, 2002

-

-

Issued (note 12(f))

3,750,000

1.25

Outstanding, March 31, 2003

3,750,000

1.25

Issued (note 12(f))

2,953,891

0.37

Outstanding, March 31, 2004

6,703,891

$

0.86

(d)

Commitments to issue shares:

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc. (“NCK”), a company owned by two former directors of the Company, the Company issued 500,000 common shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents.  The Company was further obligated under the terms of the agreement to issue an additional 3,000,000 common shares for no additional consideration to NCK based upon achieving certain cumulative cash flow criteria.  Effective October 8, 2002, an amended agreement was entered into whereby the 3,000,000 common shares were to be automatically issued over a six year period for no additional consideration.  During the year ended March 31, 2004, 337,500 shares were issued; in fiscal 2003, 468,750 were issued and $506,250 was paid to settle an obligation related to 675,000 shares.  This payment was recorded as a charge to deficit since it effectively represented a distribution to a shareholder.  The remaining 1,518,750 shares will be issued as follows:

2005

337,500

2006

337,500

2007

337,500

2008

337,500

2009

168,750

1,518,750

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

(e)

Allocation of deficit:

During the year ended March 31, 2002, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.

(f)

Private placements:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 shares and the issuance of 3,375,000 warrants.  Each warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years from the closing date.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

In February 2003, the Company completed a private placement in the aggregate amount of $1,200,000 through the sale of 1,500,000 shares.

In December 2003, the Company completed a private placement of 5,907,783 Units of the Corporation at a price of $0.28 per Unit for gross proceeds of $1,654,179.  Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant, each Warrant entitling the holder to acquire one additional Common Share at a price of $0.37 per share for a period of 24 months from the date of issue of the Units.

(g)

During the year ended March 31, 2004, the Company issued 500,000 Common Shares to a shareholder in settlement of a dispute that arose in connection with the February 2003 private placement.  The shares have been recorded at their fair value at the commitment date and a corresponding amount has been recorded as an other expense in the current period.

13.

Financial instruments:

(a)

Fair values:

The carrying amounts of accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values due to the near term maturity of these financial instruments.  Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company’s obligations under capital lease approximates its fair value.  Because the Company is currently in default of repayment of the convertible loan, its fair value is not reasonably determinable.  If the convertible loan was converted to common shares, the value of the common shares received would be less than the carrying value of the convertible loan at March 31, 2004.  The fair value of the share purchase loan, notes payable to related parties and advances to related company are not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

13.

Share capital (continued):

(b)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, short-term investments and accounts receivable.  The Company places its cash equivalents with major commercial banks.  Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, and the Company has obtained insurance coverage for certain significant customers.

(c)

Foreign exchange:

The Company operates internationally, which gives rise to a risk that its earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates.  As of March 31, 2004, the Company has not entered into any foreign currency contracts to manage its foreign currency exposure.

14.

Share purchase loan:

The share purchase loan is due from the Company’s former president, is non-interest bearing and is due on January 1, 2009. The loan is forgivable on the earlier of the date the former president returns the shares acquired with the loan or January 1, 2009.  If at the maturity date of the loan, the fair market value of the shares acquired is less than the purchase price, then the shares may be surrendered and the loan cancelled.  In the event all or a portion of the loan is forgiven and the borrower does not surrender the shares, for accounting purposes compensation expense equal to the forgiven amount of the loan will be recorded in the period forgiveness is granted.

15.

Income taxes:

(a)

Effective tax rate:

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 36.05% (2003 – 36.98%; 2002 – 43.35%) to loss before income taxes as shown in the following table:

	2004	2003	2002
Combined Canadian federal and provincial income taxes at expected rates	$ (990,616)	$ (895,227)	$ (118,675)
Non-deductible accretion	-	55,943	59,522
Permanent differences	(23,206)	137,248	1,584
Unrecognized tax assets	1,013,822	702,036	57,569

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

15.

Income taxes (continued):

(b)

Future income tax assets and liabilities:

Future income taxes record the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company has recognized a valuation allowance equal to the net future tax assets due to the uncertainty of realizing the benefits of the assets.  Significant components of the Company’s future tax assets and liabilities as of March 31 are as follows:

2004

2003

Future income tax assets:

Tax loss carryforwards

$

2,428,660

$

2,106,300

Property, plant and equipment

257,511

374,271

Deferred revenue

38,010

43,933

Financing and share issue costs

244,433

289,517

Gross future income tax assets

2,968,614

2,814,021

Valuation allowance

(2,623,186)

(2,375,393)

Future income tax liability:

Customer relationships

(345,428)

(438,628)

$

-

$

-

The future tax assets have not been recognized in these consolidated financial statements, as management does not consider it more likely than not that such assets will be realized in the carry forward period.

(c)

Tax loss carryforwards:

The Company has approximately $6,740,000 of non-capital losses available for utilization against future years’ taxable income which will expire as follows:

Year ending March 31:

2005

$

663,000

2006

776,000

2007

1,168,000

2008

612,000

2009

102,000

2010

1,216,000

2014

2,203,000

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

16.

Loss per share:

Loss per share is calculated based upon the weighted average number of common shares outstanding during the year.  Exercise of all of the share options and share purchase warrants referred to in note 12 are anti-dilutive for all periods presented and consequently the loss per share calculated on a basic and diluted basis is the same.

The weighted average number of common shares outstanding during the year was calculated as follows:

2004

2003

2002

Weighted average number of issued shares

34,423,672

29,143,022

21,042,389

Share commitments

1,726,230

1,456,738

-

Contingently returnable escrow shares

(1,035,556)

(749,488)

(500,000)

Weighted average number of common
shares

35,114,346

29,850,272

20,542,389

17.

Commitments and contingencies:

(a)

At March 31, 2004, the Company was committed under operating leases, primarily relating to office space and equipment, for the following minimum annual rentals:

2005

$

377,482

2006

210,550

2007

86,348

$

674,380

(b)

Under a license agreement, the Company is obligated to make royalty payments equal to 2% of sales of certain products, and is required to make minimum quarterly royalty payments of $27,500 to June 30, 2004.

(c)

The Company is engaged in legal actions arising in the ordinary course of business and which management believes the ultimate outcome will not have a material adverse effect on operating results, liquidity, or financial position.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

18.

Supplementary cash flow information:

2004

2003

2002

Interest paid

$

648,803

$

982,548

$

119,045

Interest received

20,732

39,854

8,414

Income taxes paid

61,706

-

-

Non-cash financing and investing activities:

Accrual of contingent consideration
(note 4(a))

500,000

-

-

Issuance of shares on settlement
(note 12(g))

125,000

-

-

Issuance of common shares on
acquisition, net (note 4(a))

-

130,000

-

375,000 warrants issued as finders fee

-

225,610

-

Issuance of note on acquisition (note 4(a))

-

500,000

-

Issuance of common shares for delaying
debt repayment

-

-

50,000

Equipment acquired under capital leases

252,833

-

412,154

Share purchase loan

-

-

200,000

Shares issuable as security

-

-

20,000

Deferred financing costs amortized to share
capital

-

155,385

-

19.

Segmented information:

In the opinion of management, the Company carried on business in one operating segment, being the design, manufacture and marketing of temperature-controlling products.  Management of the Company makes decisions about allocating resources based on the one operating segment.  A summary of sales by region is as follows:

2004

2003

2002

By region:

Canada

$

6,509,322

$

2,867,541

$

2,825,686

United States

10,401,531

11,167,030

5,621,379

Other

8,730

163,892

5,664

Total sales

$

16,919,583

$

14,198,463

$

8,452,729

Revenues are attributed to countries based on location of customers.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

19.Segmented information (continued):

Revenues by major customer are as follows:
	2004	2003	2002

By major customer:
Customer A	less than 10%	less than 10%	$ 879,104
Customer B	less than 10%	less than 10%	1,328,616
Customer C	less than 10%	less than 10%	832,231

All property, plant, equipment and goodwill are located in Canada.

20.

United States accounting principles:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ, in certain respects, from accounting principles generally accepted in the United States of America ("US GAAP") and from requirements promulgated by the United States Securities and Exchange Commission (“SEC”).  Material measurement differences to these consolidated financial statements are as follows:

(a)

Reconciliation of consolidated statements of operations and comprehensive loss:

2004

2003

2002

Net loss in accordance with Canadian

GAAP

$

(2,747,895)

$

(2,420,842)

$

(273,759)

Adjustment for stock-based compensation

of non-employees (i)

31,999

(26,735)

(317,871)

Reversal of accretion of debt portion of

convertible loan (ii)

27,320

142,967

137,307

Amortization of deferred financing costs

allocated to convertible loan – equity (ii)

(2,542)

(13,842)

(13,842)

Net loss and comprehensive loss in

accordance with US GAAP

(2,691,118)

(2,318,452)

(468,165)

Basic and diluted loss per share under

US GAAP

$

(0.08)

$

(0.08)

$

(0.02)

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

20.

United States accounting principles (continued):

(a)

Reconciliation of consolidated statements of operations and comprehensive loss (continued):

(i)

Stock-based compensation:

The Company has elected under Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock Compensation, to account for employee stock options using the intrinsic value method.  This method is described in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.  Because the exercise price of the Company’s employee stock options is equal to or greater than the market value of the underlying stock on the date of grant, no compensation cost is required to be recognized under APB 25.

Under US GAAP, stock-based compensation granted to non-employees is recorded at the fair market value of the options and warrants granted as the services are provided and the securities are earned.  This compensation, determined using the Black-Scholes option pricing model, is expensed over the vesting periods of each option and warrant granted.  Under Canadian GAAP, no compensation cost is required to be recognized for stock-based compensation granted to non-employees prior to April 1, 2002.

(ii)

Convertible loan:

Under US GAAP, the entire convertible loan described in note 10 would be classified as a liability and there would be no value assigned to the conversion option classified in equity for Canadian GAAP purposes.  Consequently, no accretion calculation is required, and the entire amount of related financing costs are considered to be deferred financing costs and amortized over the term of the loan.  When converted, the fair value of the proceeds allocated to the warrants would be recognized as an additional discount in interest expense.  The total fair value of the proceeds allocated to all warrants was $527,893 at the commitment date.

(iii)

Allocation of deficit to share capital:

Under US GAAP, the allocation of $11,479,313 of the deficit to reduce the stated value of share capital (see note 12(e)) does not meet the definition of a quasi-reorganization and the deficit would not have been reclassified.  Consequently, the deficit and share capital are increased by $11,479,313 for US GAAP purposes.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

20.

United States accounting principles (continued):

(b)

Reconciliation of consolidated balance sheets:

The impact of significant variations to US GAAP on the consolidated balance sheets are as follows:

2004

2003

Canadian

US

Canadian

US

GAAP

Adjustments

GAAP

GAAP

Adjustments

GAAP

Convertible loan - liabilities

$

3,637,500

$

-

$

3,637,500

$

3,610,180

$

27,320

$

3,637,500

Convertible loan - equity

373,735

(373,735)

-

373,735

(373,735)

-

Intangible assets

1,113,949

-

1,113,949

1,501,981

2,542

1,504,523

Share capital

9,393,383

11,479,313

20,872,696

7,736,061

11,479,313

19,215,374

Additional paid-in capital

291,894

1,149,035

1,440,929

296,379

1,181,034

1,477,413

Deficit

(6,123,026)

(12,254,613)

(18,377,639)

(3,375,131)

(12,311,390)

(15,686,521)

(c)

Recent accounting pronouncements:

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  The Company has adopted FAS No. 150 in its year ended March 31, 2004, which has no material impact on the results of operations.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS No. 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133.  FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.  The Company has adopted FAS No. 149, which has no material impact on the results of operations.

In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”), which superceded FIN 46, and which requires the consolidation of a variable interest entity (“VIE”) by the primary beneficiary.  FIN 46R also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a VIE.  FIN 46R must be applied to financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003.  FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004.  However, because the Company does not have any VIEs, there is no material impact on its consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

20.

United States accounting principles (continued):

(d)

Recent accounting pronouncements (continued):

In December 2002, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“FAS No. 148”), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Company has adopted FAS No. 148, which has no impact on the measurement principles applied in this reconciliation.

In November 2002, FASB issued Emerging Issues Task Force 000-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).  EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables.  In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.  EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company has adopted EITF 00-21, which has no material impact on the results of operations.

CRYOPAK INDUSTRIES INC.

Consolidated Allowance for Doubtful Accounts

Schedule 1

(Expressed in Canadian dollars)

Year ended March 31, 2004

Balance, March 31, 2001

$

38,675

Accounts collected during the year

(68,608)

Additional allowance provided

61,424

Balance, March 31, 2002

31,491

Accounts written off during the year

(265,905)

Additional allowance provided

515,644

Balance, March 31, 2003

281,230

Accounts written off during the year

(122,035)

Additional allowance provided

235,507

Balance, March 31, 2004

$

394,702

Consolidated Cost of Sales

Schedule 2

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Freight and brokerage fee

$

1,569,032

$

1,352,603

$

652,835

Purchases

6,600,761

4,585,344

2,667,543

Repair and maintenance

160,363

213,502

136,907

Testing charges

101,185

136,333

50,993

Rent, storage and utilities

583,854

418,780

225,939

Wages

2,315,872

2,016,731

839,265

$

11,331,067

$

8,723,293

$

4,573,482

CRYOPAK INDUSTRIES INC.

Consolidated Sales and Marketing Expenses

Schedule 3

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Bad debts

$

328,110

$

515,644

$

61,424

Marketing

450,766

719,420

290,504

Royalties

102,072

134,594

88,016

Salaries and benefits

1,792,827

1,370,970

676,727

Transportation

105,338

110,775

81,765

Travel and entertainment

358,734

606,560

303,251

$

3,137,847

$

3,457,963

$

1,501,687

Consolidated Administration Expenses

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Corporate printing, financial and
public relations

$

98,960

$

252,578

$

261,051

Management and consulting fees

545,040

1,516,058

423,896

Salaries and benefits

710,706

95,000

98,980

Office supplies and stationery

729,415

251,322

198,784

Professional fees

447,293

582,851

342,496

Rent

55,072

101,156

70,807

Telephone

116,844

78,880

68,262

Filing, listing and transfer agent fees

28,647

35,600

26,463

$

2,731,977

$

2,913,445

$

1,490,739

FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Executive Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977 Ext. 114
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com March 31, 2004
DATE OF REPORT (YY/MM/DD):	2004/08/14

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

/s/ “Martin Carsky”

Martin Carsky

2004/08/14

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

/s/ “John A. McEwen”

John A. McEwen

2004/08/14

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED MARCH 31, 2004

1.

Analysis of Expenses and Deferred Costs

See Note 7 of Schedule “A” consolidated audited financial statements for the years ended March 31, 2004, 2003 and 2002.

2.

Related Party Transactions

See Note 7 of Schedule “A” consolidated audited financial statements for the years ended March 31, 2004, 2003 and 2002.

3.

Securities Issued and Options Granted

a)

Securities Issued

See Note 12(a) of Schedule “A” consolidated audited financial statements for the years ended March 31, 2004, 2003 and 2002.

b)

Options Granted

See Note 12(b) of Schedule “A” consolidated audited financial statements for the years ended March 31, 2004, 2003 and 2002.

4.

Summary of Securities

a)

Authorized Share Capital

See Note 12 of Schedule “A” consolidated audited financial statements for the years ended March 31, 2004, 2003 and 2002.

b)

Shares Issued and Outstanding:

See Note 12(b) of Schedule “A” consolidated audited financial statements for the years ended March 31, 2004, 2003 and 2002.

c)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	300,000	USD0.60	April 30, 2005
	80,000	0.65	July 13, 2005
	260,000	0.63	September 15, 2005
	80,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	100,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	225,000	0.91	October 1, 2006
	90,000	0.80	August 29, 2007
	20,000	0.82	October 30, 2007
	250,000	0.95	October 30, 2007
	100,000	0.52	June 18, 2008
	100,000	0.45	July 15, 2008
	50,000	0.47	September 9, 2008
	100,000	0.27	December 8, 2008
	1,020,000	0.25	February 25, 2009
Warrants	3,750,000	$ 1.25	April 26, 2004
	2,953,890	$ 0.37	December 8, 2005

c)

Shares Held in Escrow:

See Note 12(a) of Schedule “A” consolidated audited financial statements for the years ended March 31, 2004, 2003 and 2002.

5.

List of Directors and Officers

Directors	Officers
John McEwen, Chairman	Martin Carsky, President & CEO
John Morgan
Ross Morrison
Martin Carsky
Hugh Richardson

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ending March 31, 2004 which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  In the past few years, we have made two acquisitions that have materially impacted operating results.  In September 2000, we acquired the Northland group of companies.  The results of operations for Fiscal 2001 include the operations of Northland from the date of acquisition.  In October 2002, we acquired the Ice-Pak group of companies.  The results of operations for Fiscal 2003 include the operations of the Ice-Pak group of companies from the date of acquisition.

Business Overview

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies.

In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.

Recent Acquisitions, Divestitures and Strategic Alliances

On October 25, 2002, we completed the acquisition of all the outstanding shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”) in Montreal, Quebec.  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  We acquired Ice-Pak for a cost of $5,920,247 plus contingent consideration of $500,000 in notes payable based on Ice-Pak achieving certain revenue targets over the period October 1, 2002 to September 30, 2003.  We determined in the fourth quarter of Fiscal 2004 that this contingent consideration had been earned. A portion of the consideration was Common Shares, currently held in escrow, which are to be released over the course of the next three years if Ice-Pak achieves certain revenue and gross margin targets.  We determined in the fourth quarter of Fiscal 2004 that the gross margin targets had not been met so no shares have been released at this time. The purchase of Ice-Pak provided us with an eastern manufacturing and distribution location, a broad list of new customers, an extension of its product line, and experienced management.

In April 2002, we completed a private placement in the aggregate amount of $6 million through the sale of 7,500,000 Common Shares and the issuance of 3,375,000 warrants.  One whole warrant entitles the holder to acquire one Common Share at a price of $1.25 per share at any time prior to April 2004.  Finder’s fees totaling $0.5 million and an additional 375,000 warrants were paid in connection with this private placement.  The proceeds from the offering were used to fund the acquisition of Ice-Pak and the balance used for working capital purposes.

In February 2003, we completed a private placement in the aggregate amount of $1,200,000 through the sale of 1,500,000 shares.

In December 2003, we completed a private placement in the aggregate amount of $1.65 million through the sale of 5,907,783 units. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. One whole warrant entitles the holder to acquire one Common Share at a price of $0.37 per share any time prior to December 8, 2005. The proceeds from the offering were used to repay a $500,000 bridge loan and the balance used for general working capital purposes.

Summary Annual Consolidated Financial Information

Year Ended March 31

2004

2003

2002

(Dollars in thousands, except per share data)

Consolidated Statements of Operations Data:

Sales	$16,919	$14,198	$8,453
Cost of sales	11,331	8,723	4,574

Gross Profit	5,588	5,475	3,879

Operating expenses:
Sales and marketing	3,138	3,458	1,502
General and administrative	2,732	2,913	1,491
Amortization	1,059	584	338
Interest on bank operating line	171	116	59

Total operating expenses	7,100	7,071	3,390

Income/loss from operations	(1,512)	(1,596)	489

Other expenses (earnings)
Other income	585	47	(19)
Interest on long-term debt and other finance costs	651	778	782
	1,236	825	763

Net loss for the year	$(2,748)	$(2,421)	$(274)

Basic loss per share	$(0.08)	$(0.08)	$(0.01)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$ Nil	$ Nil	$ 43
Working capital	(4,750)	(3,852)	464
Total assets	$13,978	15,954	7,377
Long-term obligations	652	700	4,035
Total liabilities	10,210	11,091	6,999
Preferred stock	--	--	--
Total shareholders’ equity	3,768	4,863	378

Summary Quarterly Consolidated Financial Information

(Dollars in thousands, except per share data)

	Fiscal 2004				Fiscal 2003
Quarter ended	Jun	Sep	Dec	Mar	Jun(1)	Sep(1)	Dec(1)	Mar

Revenue	$6,155	$3,485	$3,421	$3,858	$2,707	$2,700	$3,780	$5,011
Net earnings/(loss)	(624)	(1,387)	(538)	(200)	169	(295)	(325)	(1,969)
Basic EPS	(0.02)	(0.04)	(0.02)	0.00	$0.01	$(0.01)	$(0.01)	$(0.06)

(1)

The Consolidated Financial Information for these periods has been restated. See below.

Restated Financial Statements

Subsequent to the filing of our interim financial statements for the three and nine months ended December 31, 2002, we became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, our accounting practices.  As a result of this process, we became aware of certain accounting issues reported during the Fiscal 2003 reporting periods.  We undertook a detailed review of these financial statements and as a result, restated our previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact our consolidated financial statements for Fiscal 2002 and Fiscal 2003.

The following table provides information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings/(loss) amounts previously reported in our published unaudited interim quarterly consolidated financial statements.

Effects On Net Earnings/(Loss)

	Three months ended			Nine months ended
	June 30, 2002	September 30, 2002	December 31 2002	December 31, 2002
Revenue adjustments	$ (183)	$ (261)	$ 34	$ (410)
Inventory adjustments	-	(219)	(82)	(301)
Stock compensation charges	(12)	(26)	(19)	(57)
Prepaid expense adjustments		(121)	(16)	(137)
Purchase price adjustments	- -	-	(118)	(118)
Total effect on net earnings/(loss)	$ (195)	$ (627)	$ (201)	$ (1,023)

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and such differences could be material.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

-

We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

-

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

-

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net recoverable amount based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

-

We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

-

We have acquired specialized capital assets, which in some cases would have little alternative value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

-

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate.  This process involves estimating the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that may be included in the consolidated balance sheet to the extent that a net future tax asset or liability exists. We evaluate our future income tax assets and currently believe their realization is not considered more likely than not.  Therefore, a valuation allowance is provided against the calculated amount of future tax assets.  The valuation allowance is based on our estimate of taxable income by jurisdiction in which we operate and the period over which our future tax assets will be recoverable.  In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance.

Operating Results

Sales and Gross Profit

Sales for Fiscal 2004 were $16.9 million, an increase of 19% over sales of $14.2 million in Fiscal 2003. The increase in sales occurred because of the acquisition of Ice-Pak in October 2002 and the year over year increase in sales of certain of our existing products. While we experienced significant sales growth in certain of our markets, we suffered some deterioration in sales within others.

Gross margin increased over the prior fiscal year due to the higher sales level in Fiscal 2004. However, our gross margin percentage decreased due to a number of factors.  The principal reason is that the Canadian dollar increased in value relative to the US dollar during the year and as the majority of our sales are denominated in US dollars, when we translated the US sales into Canadian dollars, we recorded lower sales. And because nearly all our raw materials costs and all our labour costs are incurred in Canadian dollars there was no corresponding decrease.

The same issues exist when looking at our sales and gross margin in Fiscal 2003 versus Fiscal 2002.

Geographic Revenues

For Fiscal 2004, sales to the United States represented 62% of our overall sales, as compared to 79% of the total in Fiscal 2003. Sales to the United States decreased by 7% to $10.4 million in Fiscal 2004 from $11.2 million in Fiscal 2003. For Fiscal 2002, sales to the United States represented 66% of our overall sales.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses totaled $3.1 million, or 19% of sales in Fiscal 2004 compared with $3.5 million or 25% of sales, in Fiscal 2003.  The decrease in expenses was due to the reduction of sales personnel early in the year and increased management of selling and marketing expenditures as we tried to reduce our operating costs. This was offset to some extent by additional charges for severance and the hiring of additional sales staff later in the year as we ramped up our sales effort in anticipation of revenue growth opportunities. We will continue to prudently manage our sales and marketing expenses in the future and increase our spending levels only if we see tangible revenue opportunities.

Sales and marketing expenses totaled $3.5 million or 25% of sales in Fiscal 2003 compared with $1.5 million, or 18% of sales, in Fiscal 2002.  The increase in expenses was due to the addition of sales personnel in our Vancouver, B.C. office and the addition of a US-based sales manager as we ramped up our sales effort in anticipation of revenue growth in excess of what was achieved.  Due to our increased sales activities in the United States we also incurred more commission expenses to outside brokers.

In addition, we produced some advertising media for market testing in specific areas in order to determine consumer responses to our retail products.  We also incurred product development and similar costs in pursuit of the pharmaceutical packaging segment.  Finally, we also experienced some difficulties collecting our accounts receivable so we substantially increased our accounts receivable reserve in the fourth quarter of Fiscal 2003.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, and general management, along with legal and accounting expenses and other professional services.

General and administrative costs totaled $2.7 million, or 16% of sales, in Fiscal 2004 compared with $2.9 million, or 21% of sales, in Fiscal 2003. The decrease in expenses was due to the reduction of personnel early in the year and increased management of general and administrative expenditures as we tried to reduce our operating costs. We do not foresee any increases in general and administrative expenses for Fiscal 2005.

General and administrative costs totaled $2.9 million, or 21% of sales, in Fiscal 2003 compared with $1.5 million, or 18% of sales, in Fiscal 2002.  General and administrative expenses increased by 95% due to the increased use of outside professionals during the year, the incremental management and administration personnel from the Ice-Pak acquisition, higher legal and accounting costs, and an increased focus on investor relations activities.

Amortization

Our amortization expenses increased in Fiscal 2004 due to the purchase of Ice-Pak part-way through Fiscal 2003. We allocated $1.4 million of the purchase price to customer relationships, which is being amortized over five years.  The consolidated results of operations also include the additional amortization expenses incurred from the amortization of the Ice-Pak capital assets acquired.

Other Income/Expense

During Fiscal 2004, we incurred $0.8 million of interest expense because of borrowings on our revolving credit facility and the convertible loan agreement.  In addition, we paid interest on the notes payable incurred as a result of the Ice-Pak acquisition.

Net Loss

Net loss per Common Share in Fiscal 2004 was $0.08 on a weighted average of 35,114,346 Common Shares outstanding compared to a loss $0.08 per Common Share in Fiscal 2003.

Liquidity and Capital Resources

Cash Resources and Liquidity

At March 31, 2004, we had negative working capital of $4.7 million as compared to negative working capital of $3.8 million for the year ended March 31, 2003.  At March 31, 2004 our short-term obligations include accounts payable and accrued liabilities, the convertible loan agreement, notes payable, deferred revenue, and the current portion of notes payable and capital leases.

The decrease in working capital was primarily due to the inclusion of the $3.6 million convertible loan (“CLA”) plus accrued and unpaid interest in current liabilities. The CLA matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, the Company did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the matured $3.6 million convertible loan remains outstanding.  On October 31, 2003, we commenced an offer to the holders of the CLA to amend and restate the CLA, and announced that an agreement had been reached with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer was also made to the remaining holders with an interest in the CLA on the same terms but we have yet to receive a formal response to that proposal and we have decided at this time to withdraw our offer. We continue to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

Accounts receivable at March 31, 2004 was $2.8 million as compared to $4.0 million at the end of Fiscal 2003.  Inventory totals for March 31, 2004 were $1.8 million, down from $2.2 million at March 31, 2003. The decrease in accounts receivable and inventory is attributable to our efforts to more aggressively  manage these assets. We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

We have a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totaling $4 million, secured by accounts receivable and inventory, subject to margin limits.  At March 31, 2004, this limit was $2.0 million and $1.9 million was drawn on the line.  This facility is due on demand and bears interest at prime plus 1.25% per annum. At March 31, 2004 we were in breach of certain financial covenants but the lender has provided a waiver.

Cash Flow From Operations

Cash used in operations was $0.3 million in Fiscal 2004 compared with cash used in operations of $1.4 million in Fiscal 2003.  Cash used in operations, before changes in non-cash working capital items, was $1.5 million in Fiscal 2004 as compared with cash used in operations of $1.4 million in Fiscal 2003.

Investing Activities

On October 25, 2002, the Company completed the acquisition of the shares of Ice-Pak. The cost of this acquisition was allocated as follows:

Cash

$        5,591

Current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

   3,558,818

Total assets acquired

7,772,768

Current liabilities

   (1,852,521)

Purchase price

$ 5,920,247

We acquired Ice-Pak for a cost of $5,920,247 plus contingent consideration of $500,000 in notes payable based on Ice-Pak achieving certain revenue targets over the period October 1, 2002 to September 30, 2003.  We determined in the fourth quarter of Fiscal 2004 that this contingent consideration had been earned; accordingly, $500,000 has been accrued as an additional cost of the acquisition and included in goodwill. A portion of the consideration was Common Shares, currently held in escrow, which are to be released over the course of the next three years if Ice-Pak achieves certain revenue and gross margin targets.  We determined in the fourth quarter of Fiscal 2004 that the gross margin targets had not been met so no shares have been released at this time.

The acquisition of these assets was financed with the proceeds of the private placement referred to below under the heading “Financing Activities”.

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During Fiscal 2004, 2003 and 2002, we spent $134,663, $363,374, and $80,314 respectively for purchase of capital assets, the majority of which was for computer hardware, computer software, and manufacturing equipment necessary to support the growth of our business.

Financing Activities

In December 2003, we completed a private placement in the aggregate amount of $1.65 million through the sale of 5,907.783 units.  Each unit consists of one Common Share and one-half of one Common Share purchase warrant.  One whole warrant entitles the holder to acquire one Common Share at a price of $0.37 per share at any time for a period of two years.  Finder’s fees totaling $28,525 were paid in connection with this private placement. The proceeds from the offering were used to repay a $0.5 million bridge loan and the balance used for working capital purposes.

Summary Of Debt

Long-term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations. These amounts are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)
Current portion	$ 4,399,289	$3,637,500	$500,000	$261,789
Long-term portion	652,195	_______--	333,333	318,862
Total	$ 5,051,484	$3,637,500	$833,333	$580,651

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution.

(2)

The balance due to the note holders is due to be paid as follows: $167,000 due in June 2004; $333,333 due in September 2004; $333,333 due in September 2005. The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2005 to 2008 and at various interest rates ranging from 10.3% to 18%.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Contractual Obligations

As of March 31, 2004 we are subject to the following contractual commitments (in thousands of Canadian dollars):

	Total	Payments due by Period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt	$3,637	$3,637	$ -	$ -	$ -
Capital Lease Obligations	581	262	319	-	-
Operating Lease Obligations	674	377	297	-	-
Notes Payable	833	500	333	-	-
Total	$5,725	$4,776	949	$ -	$ -

Outlook

Our short-term business goal is to generate positive cash flow while re-building our platform for future growth. Our new management team has reduced all non-essential spending, we are undergoing a process of reviewing our product lines to see where we can improve our margins, and we have installed a new management information system so that we have the information to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and externally by strategic acquisitions.

I, Martin Carsky, CEO of Cryopak Industries Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Cryopak Industries Inc., (the Issuer) for the year ending March 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date:

August 14, 2004

[signed]

Martin Carsky

CEO

I, Martin Carsky, CFO of Cryopak Industries Inc., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Cryopak Industries Inc., (the Issuer) for the interim period ending June 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

August 14, 2004

[signed]

Martin Carsky

CFO

Suite 822–470 Granville Street

Vancouver, BC V6C 1V5

Phone: (604) 879-9956

Fax:

(604) 879-4005

E-mail:

edf@sedarfiling.com

Cryopak Industries Inc.

August 17, 2004

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Madams:

Please be advised that the Annual and Special General Meeting materials have been sent by pre-paid mail to all registered and non-registered shareholders in accordance with National Instrument 54-101, today August 17, 2004.

The Annual and Special General Meeting materials include the following:

1.

Notice of Meeting

2.

Information Circular

3.

Audited Annual Financial Statements for the years ended March 31, 2004, 2003, and 2002

4.

Schedule B - Supplementary Information and Schedule C - Management Discussion and Analysis

5.

Form of Proxy

6.

Supplementary Return Card

6.

Return Envelope

If you have any questions or concerns, please do not hesitate to call this office.

Yours truly,

"Sarah Garcia Hack”

  Filing Agent

CC:

Alberta Securities Commission

TSX Venture Exchange

2005 FIRST QUARTER REPORT

1053 Derwent Way

Delta, BC V3M 5R4

Martin Carsky

President and Chief Financial Officer

Phone:  (604) 515-7977 Ext. 114

Fax:  (604) 515-7978

mcarsky@cryopak.com

www.cryopak.com

June 30, 2004

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	June 30, 2004	March 31, 2004
	(Unaudited)
Assets

Current Assets:
Short-term investments	$ -	$ -
Accounts receivable	3,450,243	2,833,627
Advances to related company	26,310	48,371
Inventory	1,782,907	1,762,476
Prepaid expenses	258,439	163,566
	5,517,899	4,808,040

Property, plant and equipment	1,310,378	1,490,577

Long-term deposits	112,285	112,285

Intangibles and other assets	1,032,343	1,113,949

Goodwill	6,453,268	6,453,268

	$ 14,426,172	$ 13,978,119

Liabilities and Shareholders’ Equity

Current liabilities
Bank indebtedness	$ 2,718,633	$ 1,870,959
Accounts payable and accrued liabilities	2,892,031	3,182,632
Deferred revenues	152,261	105,448
Current portion of notes payable to related parties	333,333	500,000
Current portion of obligations under capital lease	219,663	261,789
Convertible loan	3,637,500	3,637,500
	9,953,421	9,558,328

Note payable to related parties	333,333	333,333
Obligations under capital lease	293,378	318,862
	10,580,132	10,210,523

Shareholders’ equity:
Share capital	9,393,383	9,393,383
Convertible loan	373,735	373,735
Warrants	225,610	225,610
Share purchase loan	(394,000)	(394,000)
Contributed surplus (note 3)	698,444	661,896
Deficit (note 3)	(6,451,133)	(6,493,028)
	3,846,040	3,767,596

	$ 14,426,172	$ 13,978,119

Operations (note 2)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “Martin Carsky”

Director

/s/ “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

	2004	2003

Sales	$ 5,022,574	$ 6,155,495

Cost of Sales (Schedule 1)	3,173,883	3,987,297

Gross Profit	1,848,691	2,167,898

Expenses:
Sales and marketing (Schedule 2)	778,071	1,070,908
Administration (Schedule 2)	598,991	965,735
Amortization	286,083	257,190
Interest on bank operating line	44,568	56,139
	1,707,713	2,349,972

Earnings (loss) from operations	140,978	(182,074)

Other earnings (expenses):
Other income/(expenses)	18,486	(317,441)
Interest on long-term debt and financing costs	(117,569)	(185,053)

Net income/(loss) for the period	41,896	(684,568)

(Deficit), beginning of period	(6,496,028)	(3,375,131)

(Deficit), end of period	(6,451,133)	(4,059,699)

Earnings/(loss) per common share (note 4):
Basic	$ 0.00	$ (0.02)
Diluted	$ 0.00	$ (0.02)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

	2004	2003

Cash provided by (used) in:

Operations	$ 41,896	$ (684,568)
Net loss for the period
Items not involving cash:
Amortization	286,083	257,190
Accretion of convertible loan	-	27,320
Stock-based compensation (note 3)	36,548	60,812
Write-off deferred financing	-	67,127
Loss on disposal of property, Plant and equipment	-	4,926
Share issue settlement	-	-
Changes in non-cash operating working capital:
Accounts receivable	(616,616)	136,536
Advances to related company	22,061	12,876
Prepaid expenses	(94,873)	(27,407)
Inventory	(20,431)	812,713
Deferred revenues	37,239	10,716
Accounts payable and accrued liabilities	(290,601)	(298,922)
	(598,695)	379,319

Investments:
Acquisition of property, plant and equipment	(24,276)	(33,147)
Acquisition of subsidiaries	-	-
Term deposits – restricted	-	-
	(24,276)	(33,147)

Financing:
Change in bank indebtedness	847,674	(289,493)
Issuance of shares for cash	-	-
Issuance/(Repayment) of notes payable	(157,093)	-
Share issue costs	-	-
Repayment of capital lease obligations	(67,610)	(56,679)
Repayment of term loan	-	-
	622,971	(346,172)

Increase (decrease) in cash and cash equivalents	-	-

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$ -	$ -

Supplementary cash flow information (note 6)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three months June 30, 2004 and 2003

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

2.

Operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the three months ended June 30, 2004, the Company generated a profit of $41,896.  During the years ended March 31, 2004, 2003 and 2002, the Company incurred losses of $2,747,895, $2,420,842 and $273,759 respectively, and during the year ended March 31, 2004, the Company experienced negative cash flows from operations of $297,883.  As at June 30, 2004, the deficit is $6,451,133 and the working capital deficiency is $4,435,522.  The Company continues to be in default on the repayment of the principal and accrued interest of the convertible loan, which was due on June 7, 2003.

The Company’s future operations are dependent upon the continued market acceptance of its product and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms, however, there is no certainty that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

3.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company’s stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s loss would have been increased to the pro forma amounts indicated below.  The reduction (increase) in earnings (loss) would not change disclosed loss per common share amounts.

Effective April 1, 2004, the company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards as earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation expense.

The company has accounted for the employee stock-based compensation using the fair value recognition provisions of HB 3870 and the Black-Scholes option-pricing model.  The restatement at March 31, 2004 resulted in an increase in the deficit and an increase in Contributed Surplus of $241,868 (March 31, 2003 - $128,134).  The adoption of HB 3870 has resulted in a employee stock option compensation expense of $42,352 and $60,812 for the three months ended June 30, 2004 and June 30, 2003.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	2004	2003

Risk-free interest rate	3.34%	3.50%
Dividend yield	0%	0%
Expected lives	4.5 years	4.0 years
Volatility	99%	175%

4.

Earnings / (loss) per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended June 30, 2004 and 2003:

	2004			2003
	Income	Weighted average number of common shares outstanding	Per share amount	Loss	Weighted average number of common shares outstanding	Per share amount

Loss per common share: Basic Stock options	$41,896 -	36,071,477 -	$ 0.00 -	$ (623,756) -	33,085,944	$ (0.02) -
Diluted	$41,896	36,071,477	$ 0.00	$ (623,756)	33,085,944	$ (0.02)

The effect of stock options, warrants and convertible loan are anti-dilutive for the three months ended June 30, 2004 and therefore have not been included in the calculation of diluted loss per share.

5.

Significant customer:

During the three months ended June 30, 2004, the Company sold approximately $790,046 ($1,125,452 – June 30, 2003) of merchandise to a significant customer.

6.

Supplementary cash flow information:

	2004	2003

Interest paid	$ 44,568	$ 68,061
Interest received	-	-
Non-cash financing and investing activities:
Equipment acquired under capital lease	-	252,834

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 1

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

	2004	2003

Freight and brokerage fees	$ 424,927	$ 504,945
Purchases	1,972,784	2,371,559
Rent and utilities	136,720	141,608
Repair and maintenance	19,881	33,847
Royalties and Testing charges	142,393	78,348
Warranty costs	-	892
Wages (note 3)	477,179	856,398

Total cost of sales	$ 3,173,883	$ 3,987,297

Consolidated Sales and Marketing Expenses

Schedule 2

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

	2004	2003

Bad debt	$ 16,648	$ 12,939
Marketing	198,180	230,167
Royalties	32,129	30,268
Salaries and benefits	448,888	613,339
Travel and entertainment	54,171	156,959
Vehicle	28,055	27,236

Total sales and marketing expenses	$ 778,071	$ 1,070,908

CRYOPAK INDUSTRIES INC.

Consolidated Administration Expenses

Schedule 3

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2004 and 2003

	2004	2003
Corporate printing, financial and
public relations	$ 16,175	$ 64,916
Management and consulting fees	46,060	366,696
Office supplies and stationary	173,583	211,603
Professional fees	51,368	96,759
Rent	14,228	13,223
Salaries and benefits	259,706	171,962
Telephone	36,008	33,309
Filing, listing and transfer agent fees	1,863	7,267

Total administrative expenses	$ 598,991	$ 965,735

FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Executive Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977 Ext. 114
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com June 30, 2004
DATE OF REPORT (YY/MM/DD):	2004/08/14

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

/s/ “Martin Carsky”

Martin Carsky

2004/08/14

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

/s/ “John A. McEwen”

John A. McEwen

2004/08/14

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JUNE 30, 2004

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Consulting fees to non-arm’s length parties	25,800
Consulting fees to arm’s length parties	20,260
Total	$46,060

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

a)

Consulting fees in the amount of $25,800 were paid to a company managed by a director of the Company.

b)

Royalties in the amount of $22,061 were paid to a company owned by a former director of the Company.

3.

Securities Issued and Options Granted

a)

Securities Issued

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Issuance of Earn-Out Shares
N/A	N/A		N/A	N/A	N/A

b)  Options Granted

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Ascenta Capital	250,000	$0.25	02/24/09	06/25/04

4.

Summary of Securities

a)  Authorized Share Capital

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
38,790,587	Shares issued and outstanding
$ 11,801,860	Value of shares issued and outstanding

b)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	300,000	USD0.60	April 30, 2005
	80,000	0.65	July 13, 2005
	260,000	0.63	September 15, 2005
	80,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	100,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	225,000	0.91	October 1, 2006
	90,000	0.80	August 29, 2007
	20,000	0.82	October 30, 2007
	250,000	0.95	October 30, 2007
	100,000	0.52	June 18, 2008
	100,000	0.45	July 15, 2008
	50,000	0.47	September 9, 2008
	100,000	0.27	December 8, 2008
	1,020,000	0.25	February 25, 2009

Warrants	2,953,890	$ 0.37	December 8, 2005

c) 565,610 common shares held in escrow

5.

List of Directors and Officers

Directors	Officers
John McEwen, Chairman	Martin Carsky, President & CEO
John Morgan
Ross Morrison
Martin Carsky
Hugh Richardson

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2004

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the three months ending June 30, 2004, which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Business Overview

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.

Recent Developments

Management Changes

In mid-June 2003, as a result of the performance of our Company for Fiscal 2003, we made some significant changes to our management team and we quickly implemented a review of our entire operation. During the quarter ended December 31, 2003 and into January 2004, we continued to downsize our management team with the departure of our Chief Operating Officer and then the promotion of our Chief Financial Officer to the role of President and Chief Executive Officer. In the month of June 2004, the position of Chief Sales Officer was eliminated and the President and Chief Executive Officer assumed the responsibilities. We have significantly reduced the personnel costs required to operate our business and has identified and reduced many other areas of non-essential spending.

As part of our cost reduction initiatives, we have significantly reduced our general and administrative and sales and marketing costs, the results of which began being seen in the third quarter of Fiscal 2004. As well, we have initiated a review of the Company’s product lines to see where margins can be improved, and we have installed a new management information system to generate more timely and reliable information which will enable us to better manage our business.

Convertible Loan Agreement

Our $3.6 million convertible loan (the “CLA”) matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding as at September 30, 2003.

On October 31, 2003 we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest of the total CLA. The offer was made to the remaining holders with an interest in the CLA on the same terms.

We were unsuccessful in attaining the minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer has been withdrawn and we continue to work diligently towards a resolution.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and such differences could be material.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

-

We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

-

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

-

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net recoverable amount based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

-

We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

-

We have acquired specialized capital assets, which in some cases would have little alternative value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

-

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate.  This process involves estimating the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that may be included in the consolidated balance sheet to the extent that a net future tax asset or liability exists. We evaluate our future income tax assets and currently believe their realization is not considered more likely than not.  Therefore, a valuation allowance is provided against the calculated amount of future tax assets.  The valuation allowance is based on our estimate of taxable income by jurisdiction in which we operate and the period over which our future tax assets will be recoverable.  In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance.

Results of Operations

Sales and Gross Profit

Sales for the three months ended June 30, 2004 were $5.0 million, a decrease of 18% over sales of $6.2 million during the same period last year. The decrease in sales was due to a reduction in order size from several large customers during the period, offset to some extent by the addition of several new customers.

Gross profit for the period decreased to $1.8 million from $2.2 million in the prior year, due to the lower sales volume. Gross profit for the three months as a percentage of sales was 37%, as compared to 36% during the prior period. Although our sales volume was down, we were able to increase our gross margin percentage due to our efforts to more efficiently manage our labour pool and to leverage operating synergies between our two operating facilities.

We continue to investigate ways with which we can improve our operating efficiency through the effective resource allocation between our two operating facilities.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses for the three months totaled $0.8 million or 15% of sales as compared with $1.1 million or 17% of sales in the prior period.  The decrease in expenses for the period was due to a reduction in sales and marketing personnel and a general decrease in sales and marketing activities. These savings were offset by a $200,000 charge for the departure of one of the former Ice-Pak principals and also included some costs related to testing of new package concepts for a potential new pharmaceutical customer.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, general management, and other professional services.

General and administrative costs for the three months totaled $0.6 million or 12% of sales compared with $1.0 million or 16% of sales in the same period for the prior year.  General and administrative expenses decreased due our cost reduction initiatives, which began during the second quarter of Fiscal 2004. We have seen the reduction in corporate printing, financial and public relations costs as a result of our decrease in focus on investor-relations activities, and a decrease in our management and consulting expenses.

Amortization

Our amortization expenses increased during the period as compared to the same period last year, due to the purchase of a manufacturing and accounting software package in July 2003.

Other Income/Expense

During the three months, we incurred $0.1 million of interest expense because of borrowings on our revolving credit facility, the convertible loan agreement and notes payable incurred as a result of the Ice-Pak acquisition.

Net Profit

Net profit per Common Share for the three months was $0.00 as compared to a net loss per Common Share of $0.02 in the same period in the prior year.

Liquidity and Capital Resources

Cash Resources and Liquidity

Our negative working capital position is primarily due to the inclusion of the $3.6 million convertible loan (the “CLA”) and accrued but unpaid interest in current liabilities. The CLA matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding.

On October 31, 2003 we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest of the total CLA. The offer was made to the remaining holders with an interest in the CLA on the same terms.

We were unsuccessful in attaining the minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer has been withdrawn and we continue to work diligently towards a resolution.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totaling $4 million, secured by accounts receivable and inventory, subject to margin limits.  At June 30, 2004, this limit was $3.3 million and $2.7 million was drawn on the facility.  This facility is due on demand and bears interest at prime plus 1.25% per annum under its revised terms, as agreed to by the lender in an amended and restated facility letter

Accounts receivable at June 30, 2004 was $3.5 million as compared to $2.8 million at the end of Fiscal 2004.  This is due to the higher sales volume during the period. We have strict credit and collections procedures in place and monitor our accounts receivable balances carefully.

Inventory totals for June 30, 2004 were $1.8 million, unchanged from $1.8 million at March 31, 2004.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

Cash Flow from Operations

Cash flow from operations for the three months was ($0.6) million compared with cash flow from operations of $0.4 million in the same period for the prior period. Cash was used to pay down the notes payable and accrued interest and accounts payable.

Investing Activities

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.

Financing Activities & Summary of Debt

Long-term debt is comprised of notes payable to related parties and capital lease obligations. These amounts owed to non-bank debt holders are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Current portion	$ 4,190,496	$ 3,637,500	$ 333,333	$ 219,663
Long term portion	626,711	--	333,333	293,378
Total	$ 4,817,207	$ 3,637,500	$ 666,666	$ 513,041

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution. See “Cash Resources & Liquidity“

(2)

The amount due to the note holders is due to be paid in two equal installments of $333,333 on September 30 of 2004 and 2005. The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2004 to 2007 and are at various interest rates ranging from 9.3% to 18.0%.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Risk Management

Business Risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and services.  There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable.  Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange Risks And Inflation

In Fiscal 2004, we generated approximately 62% of our revenues in the United States.  We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars translated at the closing spot rates for the U.S. dollar at the end of each month.   To date, we have not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses.  We do not hold, and we have not entered into, a market risk sensitive instrument for trading purposes. We believe that inflation and other changes in prices have not had a material effect on us.

Outlook

Our short-term business goal is to generate positive cash flow while aggressively trying to grow our business. We believe that with our current operating cost structure, we are in a position to now grow our business from a stable platform and to continue to focus on operating efficiencies. We have completed the installation of new management information systems, which we believe will help us by generating timely and reliable information, which will enable us to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and the sales of new products and services and externally by strategic acquisitions and partnerships.

I, Martin Carsky, CEO of Cryopak Industries Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Cryopak Industries Inc., (the Issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

August 14, 2004

[signed]

Martin Carsky

CEO

I, Martin Carsky, CFO of Cryopak Industries Inc., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Cryopak Industries Inc., (the Issuer) for the interim period ending June 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

August 14, 2004

[signed]

Martin Carsky

CFO

Suite 822–470 Granville Street

Vancouver, BC V6C 1V5

Phone: (604) 879-9956

Fax:

(604) 879-4005

E-mail:

edf@sedarfiling.com

Cryopak Industries Inc.

August 17, 2004

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Madams:

Please be advised that the Cryopak Interim Financial Statements, Schedule B – Supplementary Information, and Schedule C – Management Discussion for the period ending June 30, 2004 have been sent by pre-paid mail to all shareholders on the supplementary list in accordance with National Instrument 54-101, today August 17, 2004.

If you have any questions or concerns, please do not hesitate to call this office.

Yours truly,

“Sarah Garcia Hack”

  Filing Agent

CC:

Alberta Securities Commission

TSX Venture Exchange

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

August 26, 2004

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position